UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.         )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Northern Foods Plc

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company’s Incorporation or Organization)

BH Acquisitions Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

180 Century Way, Thorpe Park Leeds West Yorkshire LS15 8ZB +44 (0) 0113 390 0110

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 9, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Northern Foods Shares, please forward this document and the accompanying documentation but not any personalised Form of Acceptance as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. These documents should not, however, be mailed or otherwise sent into any Restricted Jurisdiction. If you have sold or otherwise transferred only part of your holding of Northern Foods Shares, you should retain these documents.

Recommended Cash Offer

by

BH Acquisitions Limited

for

Northern Foods plc

YOUR ATTENTION IS DRAWN TO THE LETTER FROM THE CHAIRMAN OF NORTHERN FOODS, SET OUT IN PART I OF THIS DOCUMENT, WHICH CONTAINS, AMONGST OTHER THINGS, THE UNANIMOUS RECOMMENDATION OF THE NORTHERN FOODS BOARD THAT YOU ACCEPT THE OFFER.

The procedure for acceptance of the Offer is set out on pages 14 to 17 of this document.

If you hold your Northern Foods Shares in certificated form, to accept the Offer, the Form of Acceptance should be completed, signed and returned along with your valid share certificate(s) and/or any other documents of title as soon as possible and, in any event, so as to be received by Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 1.00 p.m. (London time) on 2 March 2011. The procedure for acceptance is set out in pages 14 and 15 of this document and in the accompanying Form of Acceptance.

If you hold your Northern Foods Shares in uncertificated form (that is, in CREST), to accept the Offer you should read pages 15 to 17 of this document and follow the procedure for electronic acceptance through CREST so that the TTE Instruction settles no later than 1.00 p.m. (London time) on 2 March 2011. If you hold your Northern Foods Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE Instruction to Euroclear.

A copy of this document is available, subject to certain restrictions relating to persons resident in any Restricted Jurisdiction, for inspection on the website of Northern Foods at www.northernfoods.com and the website of BH Acquisitions at www.2sfg.com, while the Offer remains open for acceptance. For the avoidance of doubt, the content of the websites referred to above is not incorporated into and does not form part of this document.

Rothschild, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting exclusively for BH Acquisitions and Boparan Holdings and no one else in connection with the Offer and other matters described in this document and will not be responsible to anyone other than BH Acquisitions and Boparan Holdings for providing the protections afforded to clients of Rothschild or for providing advice in relation to the Offer and other matters described in this document.

Goldman Sachs, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting exclusively for BH Acquisitions and Boparan Holdings and no one else in connection with the Offer and other matters described in this document and will not be responsible to anyone other than BH Acquisitions and Boparan Holdings for providing the protections afforded to customers of Goldman Sachs or for providing advice in relation to the Offer and other matters described in this document.

UBS is acting exclusively for Northern Foods and no one else in connection with the Offer and will not be responsible to anyone other than Northern Foods for providing the protections afforded to its clients or for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to in this document.

You may request a copy of this document (and any information incorporated into it by reference to another source) in hard copy form and may also request that all future documents, announcements and information sent to you by BH Acquisitions in relation to the Offer should be in hard copy form. You may make this request by contacting Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham Kent, BR3 4TU or by telephone on 0871 664 0321 (from within the United Kingdom) or +44 (0)20 8639 3399 (from outside the United Kingdom).

Calls to the Capita Registrars 0871 664 0321 number cost 10 pence per minute (including VAT) plus any service provider’s network extras. Calls to the Capita Registrars +44 (0)20 8639 3399 number from outside the United Kingdom are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. Lines are open from 9.00 a.m. to 5.30 p.m., Monday to Friday. Capita Registrars cannot provide advice on the merits of the Offer or give any financial, legal or tax advice.

IMPORTANT INFORMATION

Overseas Shareholders

The Offer is not being made, in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. In addition, the Offer is not being made, directly or indirectly, in or into, or by the use of the mails or by any means or instrumentality (including, without limitation, telephone, facsimile, telex, or internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a securities exchange of any Restricted Jurisdiction, and will not be capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction. Accordingly, copies of this document, the Form of Acceptance and any other related document are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into any Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this document or the accompanying documents in or into any Restricted Jurisdiction. Any persons (including nominees, trustees and custodians) who may have a legal or contractual obligation to forward this document, the Form of Acceptance and any related documents to any jurisdiction outside the United Kingdom should read paragraph 12 of the letter from the BH Acquisitions Board set out in Part II of this document, and paragraph 6 of Part B of Appendix I to this document before doing so.

Notice to United States investors

The Offer is for the securities of a corporation organised under the laws of England and Wales and is subject to the procedure and disclosure requirements of the United Kingdom, which are different from those of the United States. The Offer is being made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the US Exchange Act, subject to the exemptions provided by Rule 14d-1(c) under the US Exchange Act and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the Offer timetable, settlement procedures and timing of payments that are different from those applicable under United States domestic tender offer procedures and laws.

To the extent permitted by applicable law, in accordance with, and to the extent permitted by, the City Code and normal United Kingdom market practice and Rule 14e-5 under the US Exchange Act, BH Acquisitions or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, Northern Foods Shares, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Such purchases, or arrangements to purchase, will comply with all applicable United Kingdom rules, including the City Code and the rules of the London Stock Exchange, and Rule 14e-5 under the US Exchange Act to the extent applicable. In addition, in accordance with, and to the extent permitted by, the City Code, normal United Kingdom market practice and Rule 14e-5 under the US Exchange Act, Rothschild and Goldman Sachs and their respective affiliates will continue to act as exempt principal traders in Northern Foods Shares on the London Stock Exchange and engage in certain other purchasing activities consistent with their respective normal and usual practice and applicable law, including Rule 14e-5 under the US Exchange Act. Any information about such purchases will be disclosed on a next day basis to the Panel and will be available from any Regulatory Information Service including the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. To the extent that such information is made public in the United Kingdom, this information will also be publicly disclosed in the United States.

Each United States shareholder of Northern Foods Shares is urged to consult with his independent professional adviser regarding any acceptance of the Offer including, without limitation, to consider the tax consequences associated with such shareholder’s election to participate in the Offer.

This document does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the US Exchange Act or the securities laws of such other country, as the case may be; or (ii) pursuant to an available exemption from such requirements. Neither the SEC nor any other United States state securities commission has approved or disapproved this Offer or passed judgement upon the adequacy or completeness of this document. Any representation to the contrary is a criminal offence.

It may be difficult for United States holders of Northern Foods securities to enforce their rights and any claim arising out of the United States federal securities laws, since BH Acquisitions and Northern Foods are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. United States holders of Northern Foods securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the United States securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court’s judgment.

Forward-looking statements

This document may contain statements that are or may be forward-looking. These statements are based on the current expectations of the management of Northern Foods and BH Acquisitions. Forward-looking statements include, without limitation, statements typically containing words such as ‘will’, ‘may’, ‘should’ ‘continue’, ‘believes’, ‘intends’, ‘expects’, ‘anticipates’, ‘targets’, ‘estimates’ and words of similar import. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. By their nature, forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could or may cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements. BH Acquisitions and Northern Foods assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Dealing disclosure requirements

Under Rule 8.3(a) of the City Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company; and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

PART I

Letter of recommendation from the Chairman of Northern Foods

(Registered in England and Wales with Registered Number 00471864)

Directors:

Simon Herrick (Acting Chief Executive Officer)

Anthony Hobson (Chairman)

Tony Illsley (Non-executive Director)

Orna Ni-Chionna (Non-executive Director)

David Nish (Non-executive Director)

Sandra Turner (Non-executive Director)

Registered office: 2180 Century Way Thorpe Park Leeds West Yorkshire LS15 8ZB

9 February 2011

To:	Northern Foods Shareholders and, for information only, to persons with information rights

Dear Shareholder,

Recommended cash offer by BH Acquisitions Limited for Northern Foods plc

1	Introduction

On 21 January 2011 the Boards of BH Acquisitions and Northern Foods announced that they had reached agreement on the terms of a recommended cash offer to be made by BH Acquisitions for the entire issued and to be issued ordinary share capital (excluding any treasury shares) of Northern Foods (not already owned by BH Acquisitions or any of its associates).

BH Acquisitions is a wholly-owned subsidiary of Boparan Holdings and has been specifically incorporated for the purpose of making the Offer.

I am writing to you on behalf of the Northern Foods Board to explain the background to the Offer and the reasons why the Northern Foods Board considers the terms of the Offer to be fair and reasonable and unanimously recommends that Northern Foods Shareholders accept the Offer.

2	The Offer

The formal Offer, together with details of the procedure for acceptance of the Offer, is contained in the letter from the BH Acquisitions Board set out in Part II of this document.

BH Acquisitions is offering to acquire, on the terms and subject to the conditions set out in Appendix I to this document and, for holders of Northern Foods Shares in certificated form, the accompanying Form of Acceptance, all of the issued and to be issued ordinary shares of Northern Foods (not already owned by BH Acquisitions or any of its associates but excluding any treasury shares) on the following basis:

for each Northern Foods Share	73 pence in cash

The Offer values the existing issued share capital of Northern Foods (excluding any treasury shares) at approximately £342 million.

It is anticipated that the Offer will complete prior to the declaration and payment of any final dividend by Northern Foods for the financial year ended 2 April 2011.

3	Background to and reasons for recommending the Offer

In deciding to unanimously recommend the Offer, the Northern Foods Directors considered that the value, timing and certainty of the Offer made it more attractive to Northern Foods Shareholders than other strategic options available, including the Greencore Merger. The Offer Price is at an attractive value for Northern Foods Shareholders and represents a premium of approximately:

(a)	61.3 per cent. to the closing share price of 45.3 pence per Northern Foods Share as at 16 November 2010 (being the last Business Day prior to the commencement of the Offer Period); and

(b)

51.6 per cent. to the value of 48.2 pence per Northern Foods Share implied by the exchange ratio of 0.4479 Greencore ordinary shares for every one Northern Foods Share under the terms of the Greencore Merger using the closing share price of 107.5 pence per Greencore share (based on a euro to pound sterling exchange rate of 0.8465) as at 20 January 2011 (being the last Business Day prior to the date of the Announcement).

The Northern Foods Directors accordingly concluded that the terms of the Offer are fair and reasonable and unanimously recommend that Northern Foods Shareholders accept the Offer.

4	Intentions regarding Northern Foods and its employees

The BH Acquisitions Board has informed us that it attaches great importance to the expertise of the existing management and employees of Northern Foods and the BH Acquisitions Board has confirmed that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights of all employees of Northern Foods will be fully safeguarded and any employee consultation requirements will be complied with.

The BH Acquisitions Board has informed us that it intends to undertake a detailed business and operational review of the Northern Foods Group following the Offer becoming or being unconditional in all respects in order to define its future strategic direction. We understand that it is envisaged that the combined group will provide opportunities to realise savings through the elimination of duplicated functions. The BH Acquisitions Board has set out its intentions on the scope of this review, including its possible consequences, in paragraph 7 of Part II of this document.

Subject in each case to the business and operational review referred to above, BH Acquisitions has indicated to us that its plans for Northern Foods do not involve any material change in the conditions of employment of Northern Foods employees and BH Acquisitions has no current intention to change the location of Northern Foods Group’s places of business or to redeploy its fixed assets.

We have been informed that it is envisaged by the BH Acquisitions Board that the Chairman of Northern Foods, Anthony Hobson, and the non-executive Northern Foods Directors, namely David Nish, Orna Ni-Chionna, Tony Illsley and Sandra Turner will be asked to resign from the Northern Foods Board upon the Offer becoming or being declared unconditional in all respects.

5	Northern Foods Share Schemes

The Offer extends to any Northern Foods Shares which are unconditionally allotted, issued and fully paid while the Offer remains open for acceptance (or by such earlier date as BH Acquisitions may, subject to the City Code, decide) as a result of the vesting of awards or the exercise of options under the Northern Foods Share Schemes.

Following the publication of this document, BH Acquisitions intends to make appropriate proposals to the holders of options and awards under the Northern Foods Share Schemes as soon as reasonably practicable after the publication of this document.

Details of these proposals will be set out in explanatory letters to the participants in the Northern Foods Share Schemes.

6	Compulsory acquisition, de-listing, cancellation of trading and re-registration

Your attention is drawn to paragraph 15 of the letter from the BH Acquisitions Board set out in Part II of this document in relation to BH Acquisitions’ intentions with regard to the de-listing and cancellation of trading of Northern Foods Shares and the re-registration of Northern Foods as a private limited company following the Offer becoming or being declared unconditional in all respects. The cancellation of the listing of Northern Foods Shares will significantly reduce the liquidity and marketability of any Northern Foods Shares in respect of which acceptances of the Offer are not submitted.

7	United Kingdom taxation

Your attention is drawn to the section headed “United Kingdom taxation” in paragraph 11 of the letter from the BH Acquisitions Board in Part II of this document. If you are in any doubt about your own tax position or you are subject to taxation in any jurisdiction other than the United Kingdom, you should consult an independent professional adviser immediately.

8	Action to be taken

Your attention is drawn to the letter from the BH Acquisitions Board on pages 9 to 19 of this document, the Appendices to this document and, if your Northern Foods Shares are held in certificated form, the accompanying Form of Acceptance. In particular, your attention is drawn to the procedure for accepting the Offer set out in paragraph 13 of the letter from the BH Acquisitions Board.

To accept the Offer in respect of certificated Northern Foods Shares, you should complete and return the Form of Acceptance, together with your valid share certificate(s), in accordance with the instructions printed on it and given in paragraph 13(a) of the letter from the BH Acquisitions Board so as to be received by Capita Registrars at Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by post as soon as possible and in any event so as to be received no later than 1.00 p.m. (London time) on 2 March 2011. A reply-paid envelope for use in the United Kingdom only is enclosed for your convenience. If your share certificate is not readily available or lost, please follow the instructions set out in paragraph 13 of the letter from the BH Acquisitions Board.

To accept the Offer in respect of uncertificated Northern Foods Shares (that is, shares held in CREST) your acceptance should be made electronically through CREST by following the procedure set out in paragraph 13(b) of the letter from the BH Acquisitions Board, so that the TTE Instruction settles no later than 1.00 p.m. (London time) on 2 March 2011.

9	Recommendation

The Northern Foods Directors, who have been so advised by UBS, consider the terms of the Offer to be fair and reasonable. In providing its advice, UBS has taken into account the commercial assessments of the Northern Foods Directors.

The Northern Foods Directors accordingly unanimously recommend that Northern Foods Shareholders accept the Offer.

Yours faithfully

Anthony Hobson

Chairman, Northern Foods plc

PART II

Letter from the BH Acquisitions Board

(Registered in England and Wales with Registered Number 07495745)

Directors: Ranjit Boparan Jon Silk Baljinder Boparan	BH Acquisitions Limited Dial Lane Birmingham West Midlands B70 0EB

9 February 2011

To:	Northern Foods Shareholders and, for information only, to persons with information rights

Dear Shareholder,

Recommended cash offer by BH Acquisitions Limited for Northern Foods plc

1	Introduction

On 21 January 2011, it was announced that the Boards of BH Acquisitions and Northern Foods had reached agreement on the terms of a recommended cash offer to be made by BH Acquisitions, a wholly-owned subsidiary of Boparan Holdings, to acquire the whole of the issued ordinary share capital of Northern Foods (not already owned by BH Acquisitions or any of its associates and excluding any treasury shares).

This document and, if you hold Northern Foods Shares in certificated form, the accompanying Form of Acceptance contain the formal Offer (including its terms and conditions).

Northern Foods Shareholders who accept the Offer will be entitled to receive 73 pence in cash for each Northern Foods Share. The Offer values the existing issued ordinary share capital (excluding any treasury shares) of Northern Foods at approximately £342 million.

BH Acquisitions believes that its offer of 73 pence in cash for each Northern Foods Share is a highly attractive offer and provides Northern Foods Shareholders with:

(a)	the certainty of a full cash offer; and

(b)	a significant premium to Northern Foods’ pre-Greencore Merger announcement share price and to the terms implied by the Greencore Merger.

BH Acquisitions also notes that the Offer has a unanimous recommendation from the Northern Foods Board.

Your attention is drawn to the letter of recommendation from the Chairman of Northern Foods in Part I of this document, which sets out the reasons why the Northern Foods Directors consider the terms of the Offer to be fair and reasonable and unanimously recommend that all Northern Foods Shareholders accept the Offer.

Please read carefully paragraph 13 of this letter which sets out the procedures for acceptance of the Offer. Your attention is drawn, in particular, to the Conditions and further terms of the Offer set out in Appendix I to this document and, if you hold Northern Foods Shares in certificated form, in the Form of Acceptance. Your attention is also drawn to the financial and other information on Northern Foods and BH Acquisitions and Boparan Holdings contained in Appendix II and Appendix III, respectively, to this document.

2	The Offer

BH Acquisitions offers to acquire, on the terms and subject to the Conditions and further terms set out in Appendix I to this document and, in respect of certificated Northern Foods Shares, the accompanying Form of Acceptance, all Northern Foods Shares (not already owned by BH Acquisitions or any of its associates and excluding any treasury shares) on the following basis:

for each Northern Foods Share	73 pence in cash

The Offer values the existing issued ordinary share capital (excluding any treasury shares) at approximately £342 million and represents a premium of:

(a)

84.1 per cent. to the value of 39.6 pence per Northern Foods Share implied by the exchange ratio of 0.4479 Greencore ordinary shares for every one Northern Foods Share under the terms of the Greencore Merger using the closing share price of 88.5 pence per Greencore share (based on a euro to pound sterling exchange rate of 0.8519) as at 16 November 2010 (being the last Business Day prior to the commencement of the Offer Period);

(b)	61.3 per cent. to the closing share price of 45.3 pence per Northern Foods Share as at 16 November 2010 (being the last Business Day prior to the commencement of the Offer Period); and

(c)

51.6 per cent. to the value of 48.2 pence per Northern Foods Share implied by the exchange ratio of 0.4479 Greencore ordinary shares for every one Northern Foods Share under the terms of the Greencore Merger using the closing share price of 107.5 pence per Greencore share (based on a euro to pound sterling exchange rate of 0.8465) as at 20 January 2011 (being the last Business Day prior to the date of the Announcement).

The Offer extends to:

(a)

all Northern Foods Shares unconditionally allotted or issued and fully paid and free from all liens, equities, equitable interests, charges, encumbrances rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights existing as at the date of this document or subsequently attaching or accruing to them, including, without limitation, voting rights and the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made, on or after the date of the Offer (excluding any treasury shares except to the extent these cease to be held as treasury shares before such date, as BH Acquisitions may determine); and

(b)

any Northern Foods Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the Northern Foods Share Schemes) whilst the Offer remains open for acceptance or by such earlier date as BH Acquisitions may, subject to the City Code, decide, not being earlier than the date on which the Offer becomes unconditional as to acceptances.

Insofar as a dividend and/or a distribution and/or a return of capital is proposed, declared, made, paid or payable by Northern Foods in respect of a Northern Foods Share after the date of this document, BH Acquisitions reserves the right to reduce by the amount of the dividend and/or distribution and/or return of capital the price payable under the Offer in respect of a Northern Foods Share, except insofar as the Northern Foods Share is or will be transferred pursuant to the Offer on a basis which entitles BH Acquisitions alone to receive the dividend and/or distribution and/or return of capital but if that reduction in price has not been effected, the person to whom the Offer Price is paid in respect of that Northern Foods Share will be obliged to account to BH Acquisitions for the amount of such dividend or distribution or return of capital.

Northern Foods Shares will be acquired under the Offer free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or paid after the date of this document.

The Conditions to the Offer are set out in Appendix I to this document.

3	Recommendation

Your attention is drawn to the letter of recommendation from the Chairman of Northern Foods in Part I of this document. That letter sets out the reasons why the Northern Foods Directors consider the terms of the Offer to be fair and reasonable and unanimously recommend all Northern Foods Shareholders accept the Offer.

4	Interests in Northern Foods Shares

On 21 January 2011 (being the date of the Announcement), BH Acquisitions was interested in 30,924,465 Northern Foods Shares, representing approximately 6.59 per cent. of the existing issued ordinary share capital of Northern Foods. In addition, as of 7 February 2011 (being the latest practicable date prior to the publication of this document) BH Acquisitions had acquired through the open market an additional 22,400,000 Northern Foods Shares, representing approximately 4.8 per cent. of the existing issued ordinary share capital of Northern Foods. In addition, Frances Silk and John Michael Jack (both of whom are parties acting in concert with BH Acquisitions) own 4 and 90 Northern Foods Shares, respectively.

In aggregate, therefore, BH Acquisitions (together with its concert parties) is interested in 53,324,559 Northern Foods Shares as at the date of this document, representing approximately 11.4 per cent. of the existing issued ordinary share capital of Northern Foods. Further details of the nature of these interests are set out in paragraph 4 of Appendix IV to this document.

5	Information on Northern Foods

The Northern Foods Group is a convenience food manufacturer in the United Kingdom and Ireland. Historically Northern Foods’ business has comprised three divisions — Chilled, Frozen and Bakery — manufacturing a mixture of retailer own label and branded products. Northern Foods is currently implementing a new organisational structure to manage its business through two divisions — Chilled and Branded. The new Chilled division will combine Northern Foods’ Sandwiches and Salads and Ready Meals operations and its British Airways supply business. The Branded division will broadly comprise the businesses that fell within the historic Frozen and Bakery divisions and will include Fox’s biscuits, Goodfella’s pizza, Donegal Catch fish, Green Isle vegetables, McDougalls and Holland’s Pies, and Matthew Walker Puddings. The implementation of this new organisational structure is expected to be completed by April 2011.

Across its divisions, Northern Foods’ customer base includes all of the United Kingdom’s major food retailers and a number of discount retailers, with whom it has long standing relationships. In 2010 Northern Foods commenced the supply of sandwiches to Costa Coffee and began supplying British Airways’ short haul flights from Heathrow in conjunction with DHL, under a 10 year agreement.

Northern Foods’ strategy has focused on providing high levels of service and maximising efficiency and also on supplying a wide range of products at different price points to a broad customer base. Northern Foods has focused on leveraging science, technology and innovation to improve its product offering and maximise efficiency, whilst continuing to provide high levels of service to its customer base.

Northern Foods is headquartered in Leeds, England and operates from 24 facilities (18 of which are manufacturing facilities) in the United Kingdom and Ireland, directly employing over 9,000 people.

6	Information on BH Acquisitions and Boparan Holdings

The Boparan Group is a group of private food production companies ultimately owned by Ranjit Boparan and his wife, Baljinder Boparan. Boparan Holdings is the current holding company of the Boparan Group and the sole shareholder of BH Acquisitions, a private limited company newly incorporated for the sole purpose of making the Offer.

Ranjit Boparan, aged 44, is the founder and Chief Executive Officer of the Boparan Group and a director of BH Acquisitions.

Ranjit Boparan founded the Boparan Group in 1993 as a United Kingdom focused frozen food cutting business, which has since grown organically and through acquisition to be a major supplier of chicken products in the United Kingdom and Europe and, by the time of completion of the Offer, a supplier of fish products in the United Kingdom.

By the time of completion of the Offer, the Boparan Group will consist of separate food production companies that market poultry, poultry related and fish products. The Boparan Group’s key customers are in the retail, food services and food manufacturing sectors, including leading supermarkets in both the United Kingdom and Europe. The Boparan Group will operate its business from thirteen manufacturing sites in the United Kingdom and eight in Europe, with an approximate total of 6,000 employees.

BH Acquisitions is a newly incorporated private limited company registered in England and Wales and set up specifically for the purpose of making the Offer. BH Acquisitions has not traded prior to the date of this document other than to enter into certain arrangements relating to the making of the Offer.

7	Intentions regarding Northern Foods and its employees

A combination of the Boparan Group and the Northern Foods Group has clear strategic rationale. The United Kingdom food industry has continued to consolidate and by participating in this consolidation, the Boparan Group and the Northern Foods Group will strengthen their respective competitive positions. Given the adjacent product offerings between the operations of the Boparan Group and the Northern Foods Group, the combined group will be able to build on the complementary strategies of both businesses from a position of significantly enhanced scale and efficiency, take advantage of top-line growth opportunities through innovation and brand investment and leverage best practices to deliver cost savings to enhance efficiency and competitiveness.

The combined group will also be able to better serve its customers and consumers and will become a significant food supplier in the United Kingdom, whereupon it will look to develop its strategic partnerships with its major food retailing clients.

BH Acquisitions attaches great importance to the expertise of the existing management and employees of Northern Foods and the BH Acquisitions Board has confirmed that, following the Offer being declared unconditional in all respects, the existing employment rights of all employees of Northern Foods will be fully safeguarded and any employee consultation requirements will be complied with.

As at the date of this document, BH Acquisitions has only been able to undertake a limited amount of due diligence on the Northern Foods Group. BH Acquisitions therefore intends to undertake a detailed business and operational review of the Northern Foods Group following the Offer becoming or being declared unconditional in all respects in order to define its future strategic direction and identify cost savings. Such savings may arise through the elimination of duplicated functions by sharing resources between businesses, business reorganisations and rationalisation of the combined group’s property portfolio although this will be determined as part of the review. In assessing the terms of the Offer, BH Acquisitions has made certain assumptions in relation to such savings. Achieving any such cost savings could lead to office closures (or relocations) and restructuring of some parts of the combined group which could include some job losses. However, no decisions with regard to any possible job losses have been taken and any employee consultation requirements will be complied with. Subject in each case, to the business and operational review referred to above, BH Acquisitions’ plans for Northern Foods do not involve any material change in the conditions of employment of Northern Foods employees and BH Acquisitions has no current intention to change the location of Northern Foods Group’s places of business or to redeploy its fixed assets.

It is envisaged that the Chairman of Northern Foods, Anthony Hobson, and the non-executive Northern Foods Directors, namely David Nish, Orna Ni-Chionna, Tony Illsley and Sandra Turner will be asked to resign from the Northern Foods Board upon the Offer becoming unconditional in all respects.

8	Financing the Offer

The cash consideration payable under the Offer will be funded pursuant to a credit facility made available to Boparan Holdings by Goldman Sachs (the “New Debt Financing”) and an intra-group loan between Boparan Holdings and BH Acquisitions. The New Debt Financing will also be utilised to re-finance existing indebtedness being an amount of approximately £243.8 million in respect of the Northern Foods Group and an amount of approximately £32.5 million and €47.4 million in respect of the Boparan Group.

Full acceptance of the Offer (excluding the Northern Foods Shares already owned by BH Acquisitions) will result in cash consideration of approximately £334 million being payable to Northern Foods Shareholders.

Rothschild and Goldman Sachs have confirmed that they are satisfied that sufficient resources are available to BH Acquisitions to enable it to satisfy in full the cash consideration payable to Northern Foods Shareholders pursuant to the Offer.

The New Debt Financing is conditional (amongst other things) upon the Offer becoming or being declared unconditional in all respects. Additional information regarding the New Debt Financing is set out in paragraph 7 of Appendix IV to this document.

9	Northern Foods Share Schemes

The Offer extends to any Northern Foods Shares which are unconditionally allotted, issued and fully paid prior to the Offer becoming or being declared unconditional in all respects (or by such earlier date as BH Acquisitions may, subject to the City Code decide) as a result of the vesting of awards or the exercise of options under the Northern Foods Share Schemes.

Following the publication of this document, BH Acquisitions intends to make appropriate proposals to the holders of options and awards under the Northern Foods Share Schemes as soon as reasonably practicable after the publication of this document.

Details of these proposals will be set out in explanatory letters to the participants in the Northern Foods Share Schemes.

10	Pensions

Northern Foods has some defined benefit pension schemes that are currently in deficit1 (on an actuarial basis) and as Northern Foods is the principal employer in relation to the UK schemes, BH Acquisitions has held discussions with the trustee of Northern Foods’ main defined benefit scheme in the United Kingdom regarding the Offer. As a result of these discussions, the Board of Boparan Holdings and the Pension Trustee have entered into a deed of agreement which, subject to the Offer being declared or becoming unconditional in all respects, would result in agreed deficit contributions to the primary Northern Foods UK scheme being made commencing 30 days after the Offer being declared or becoming unconditional in all respects. Subsequent to this, the next valuation with the Pension Trustee is expected to be as of 31 March 2013. Further details of the deed of agreement are set out in paragraph 7.1 of Appendix IV to this document.

Any proposal by Northern Foods, BH Acquisitions or Boparan Holdings to review pension provisions going forward (whether before or after the Offer) would be the subject of a separate consultation exercise as and when required by local law.

The Offer itself will have no effect on pension accruals for members of the Northern Foods pension schemes.

11	United Kingdom taxation

The comments set out below summarise certain limited aspects of the United Kingdom tax treatment of acceptance of the Offer. They are based on current law and our understanding of current HM Revenue & Customs’ practice as at the date of this document, both of which are subject to change, possibly with retrospective effect.

The following paragraphs are intended as a general guide, are non-exhaustive and apply only to Northern Foods Shareholders who are resident and (in the case of individuals) ordinarily resident in the United Kingdom for taxation purposes and who hold their Northern Foods Shares beneficially as an investment (and not as securities to be realised in the course of a trade), who do not hold their shares from a branch, agency or permanent establishment outside the United Kingdom and who are the absolute beneficial owners of those shares. The position may be different for holders who (inter alia) have (or are deemed for tax purposes to have) acquired or acquire their Northern Foods Shares under or pursuant to Northern Foods Share Schemes or otherwise by virtue of their employment. Northern Foods Shareholders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

[1]

As at 2 October 2010, the aggregate deficit of the Northern Foods Group’s defined benefit pension schemes (calculated on an actuarial basis in accordance with IAS 19 Employee Benefits) was £138.9 million

(a)	Taxation of chargeable gains

A Northern Foods Shareholder’s liability to United Kingdom taxation of chargeable gains in respect of the disposal of Northern Foods Shares pursuant to the Offer will depend on that shareholder’s individual circumstances.

The sale by a Northern Foods Shareholder of his Northern Foods Shares under the Offer will constitute a disposal of his shareholding for the purposes of United Kingdom taxation of chargeable gains. Such a disposal may, depending on that Northern Foods Shareholder’s individual circumstances (including the availability of allowances, exemptions and reliefs), give rise to a liability to United Kingdom taxation of chargeable gains.

Chargeable gains arising on disposals of Northern Foods Shares by individual Shareholders will be taxed at 18 per cent. and 28 per cent. (the rate used will depend on the amount of the individual’s taxable income and gains). The capital gains annual exemption (£10,100 for the tax year 2010/2011) will be available to individual Northern Foods Shareholders to offset any chargeable gain (to the extent that it has not already been utilised). For Northern Foods Shareholders who may be charged United Kingdom corporation tax, indexation allowance may apply to reduce any chargeable gain arising on the disposal of their Northern Foods Shares but will not create or increase an allowable loss.

(b)	Northern Foods Share Schemes

Special tax provisions may apply to Northern Foods Shareholders who have acquired or acquire their Northern Foods Shares by exercising options or upon the vesting of awards under Northern Foods Share Schemes, including provisions imposing a charge to income tax when such an option is exercised or award vests.

(c)	Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No stamp duty or SDRT should be payable by Northern Foods Shareholders as a result of accepting the Offer.

12	Overseas Shareholders

The attention of Northern Foods Shareholders who are citizens or residents of jurisdictions outside the United Kingdom and the United States and any person (including, without limitation, custodians, nominees or trustees) who would, or otherwise intend to, forward this document or the Form of Acceptance outside the United Kingdom and the United States is drawn to paragraph 6 of Part B of Appendix I to this document.

The Offer is not being made, directly or indirectly, in or into any Restricted Jurisdiction. Any purported acceptance of the Offer by Northern Foods Shareholders who do not or cannot give the warranty set out in paragraph (d) of Part C of Appendix I to this document may be disregarded.

13	Procedure for acceptance of the Offer

This section should be read in conjunction with Appendix I to this document and, in respect of certificated Northern Foods Shares, the notes on the accompanying Form of Acceptance.

Holders of Northern Foods Shares in certificated form may only accept the Offer in respect of such shares by completing and returning the accompanying Form of Acceptance in accordance with the procedure set out in paragraph 13(a) below along with your valid share certificate(s) and/or any other documents of title. Holders of Northern Foods Shares held in certificated form, but under different designations, should complete a separate Form of Acceptance for each designation.

Holders of Northern Foods Shares in uncertificated form may only accept the Offer in respect of such shares by TTE Instruction in accordance with the procedure set out in paragraph 13(b) below. If Northern Foods Shares are held under different member account IDs, a separate TTE Instruction should be sent for each member account ID.

(a)	Northern Foods Shares held in certificated form

(i)	To accept the Offer

To accept the Offer in respect of Northern Foods Shares held in certificated form, you should complete Box 1 and, if applicable, Box 3, Box 4 and/or Box 5 on the Form of

Acceptance and sign Box 2 in the presence of a witness, who should also sign in accordance with the instructions printed on it. To accept the Offer in respect of less than all your certificated Northern Foods Shares you should insert in Box 1 the number of certificated Northern Foods Shares in respect of which you wish to accept the Offer in accordance with the instructions on the form. If you do not insert a number in Box 1 or you insert a number which is more than your total holding of certificated Northern Foods Shares, your acceptance will be deemed to be in respect of all certificated Northern Foods Shares held by you.

(ii)	Return of Form of Acceptance

To accept the Offer in respect of Northern Foods Shares in certificated form, all completed Forms of Acceptance must be returned, together with your valid share certificate(s) and/or other document(s) of title for your Northern Foods Shares, by post or by hand (during normal business hours only) to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, in each case, as soon as possible but in any event so as to be received not later than 1.00 p.m. (London time) on 2 March 2011. A reply-paid envelope for use in the United Kingdom only is enclosed for your convenience. No acknowledgement of receipt of documents will be given.

(iii)	Share certificates not readily available or lost

If your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should still be completed, signed and returned as stated above so as to arrive not later than 1.00 p.m. (London time) on 2 March 2011, together with any valid share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then forward the relevant share certificate(s) and/or other document(s) of title as soon as possible. No acknowledgement of receipt of document(s) will be given.

In the case of loss, you should write as soon as possible to Capita Registrars at Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be sent to Capita Registrars as set out in paragraph 13(a)(ii) above.

(iv)	Validity of acceptances

Without prejudice to Part B and Part C of Appendix I to this document, subject to the provisions of the City Code, BH Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of consideration under the Offer will be made until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BH Acquisitions have been received.

(b)	Northern Foods Shares held in uncertificated form

(i)	General

If your Northern Foods Shares are held in uncertificated form (that is in CREST), to accept the Offer you should take (or procure the taking of) the action set out below to transfer Northern Foods Shares in respect of which you wish to accept the Offer to the appropriate escrow balance(s), specifying Capita Registrars (in its capacity as a CREST participant under the Escrow Agent’s participant ID referred to below) as the Escrow Agent, as soon as possible and in any event so that the TTE Instruction settles not later than 1.00 p.m. (London time) on 2 March 2011. Note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational) - you should therefore ensure that you time the input of any TTE Instructions accordingly.

The input and settlement of a TTE Instruction in accordance with this paragraph 13(b)(i) will (subject to satisfying the requirements set out in Parts B and D of Appendix I) constitute an acceptance of the Offer in respect of the number of Northern Foods Shares so transferred to escrow.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the TTE Instruction(s) to Euroclear in relation to your Northern Foods Shares.

After settlement of a TTE Instruction, you will not be able to access Northern Foods Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer Northern Foods Shares concerned to itself in accordance with paragraph (e) of Part D of Appendix I to this document.

You are recommended to refer to the CREST Manual for further information on the CREST procedures outlined below.

You should note that Euroclear does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Northern Foods Shares to settle prior to 1.00 p.m. (London time) on 2 March 2011. In this connection you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(ii)	To accept the Offer

To accept the Offer in respect of Northern Foods Shares held in uncertificated form, you should send (or if you are a CREST sponsored member, procure that your CREST sponsor sends) to Euroclear a TTE Instruction in relation to such shares. A TTE Instruction to Euroclear must be properly authenticated in accordance with Euroclear’s specifications for transfers to escrow and must contain the following details:

(A)

the number of Northern Foods Shares held in uncertificated form in respect of which you wish to accept the Offer (i.e. the number of Northern Foods Shares to be transferred to escrow), together with their ISIN number (this is GB0006466089);

(B)	your member account ID and your participant ID;

(C)	the member account ID of the Escrow Agent for the Offer (this is BHANOR01 in respect of the Offer);

(D)	the participant ID of the Escrow Agent (this is RA10) in its capacity as a CREST receiving agent;

(E)	the intended settlement date. This should be as soon as possible and in any event not later than 1.00 p.m. (London Time) on 2 March 2011;

(F)	input with a delivery instruction priority of 80;

(G)	the Corporate Action Number. This is allocated by Euroclear and can be found by viewing the relevant Corporate Action details in CREST; and

(H)	contact name and telephone number in the shared note field.

(iii)	Validity of acceptances

A Form of Acceptance which is received in respect of Northern Foods Shares held in uncertificated form will not constitute a valid acceptance and will be disregarded. Holders of Northern Foods Shares in uncertificated form who wish to accept the Offer should note that a TTE Instruction will only be a valid acceptance of the Offer as at the relevant closing date if it has settled on or before that date. BH Acquisitions reserves the right to treat a TTE Instruction which settles after 1.00 p.m. (London time) on 2 March 2011 (or such later date to which the Offer may be extended) but before the relevant closing date of the Offer as a valid acceptance of the Offer.

(iv)	Withdrawal from or deposit of Northern Foods Shares in CREST

Normal CREST procedures (including timings) apply in relation to any Northern Foods Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Northern Foods Shares or otherwise). Holders of Northern Foods Shares who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 1.00 p.m. (London time) on 2 March 2011.

(c)	General

BH Acquisitions will make an appropriate announcement if any of the details contained in paragraphs 13(a) and 13(b) above alter for any reason.

If you are in any doubt as to the procedure for acceptance, please contact Capita Registrars by telephone on 0871 664 0321 (from within the United Kingdom) or +44 (0)20 8639 3399 (from outside the United Kingdom). Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus any service provider’s network extras. Calls to the +44 (0)20 8639 3399 number from outside the United Kingdom are charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and monitored for security and training purposes. Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday. Alternatively please contact Capita Registrars by post at the address set out in paragraph 13(a)(ii) above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

14	Settlement

Subject to the Offer becoming or being declared unconditional in all respects (except in the case of certain Overseas Shareholders as provided in paragraph 6 of Part B of Appendix I to this document) settlement of the consideration to which any Northern Foods Shareholder is entitled under the Offer will be effected by the issue of cheques or crediting of CREST accounts: (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date; or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipt, in either case in the following manner:

(a)	Northern Foods Shares in certificated form (i.e. not in CREST)

Where an acceptance relates to Northern Foods Shares in certificated form, settlement of the cash consideration will be despatched by first class post (or by such other method as may be approved by the Panel). All such cash payments will be made in pounds sterling by cheque drawn on a branch of a United Kingdom clearing bank.

(b)	Northern Foods Shares in uncertificated form (i.e. in CREST)

Where an acceptance relates to Northern Foods Shares in uncertificated form settlement of the cash consideration to which the accepting Northern Foods Shareholder is entitled will be paid by means of a CREST assured payment in favour of the accepting Northern Foods Shareholder’s payment bank, in accordance with CREST assured payment arrangements. BH Acquisitions reserves the right to settle all or any part of the consideration referred to in this paragraph 14(b) for all or any accepting Northern Foods Shareholder(s), in the manner referred to in paragraph 14(a) above, if, for any reason, it wishes to do so.

(c)	General

If the Offer does not become or is not declared unconditional in all respects:

(i)

in the case of Northern Foods Shares held in certificated form, the relevant Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address (outside any Restricted Jurisdictions) is set out in Box 1 or, if appropriate, Box 3 and/or Box 5 on the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address (outside any Restricted Jurisdiction); and

(ii)

in the case of Northern Foods Shares held in uncertificated form, the Escrow Agent will, immediately after the lapsing of the Offer (or within such longer period, not exceeding 14 days of the lapsing of the Offer, as the Panel may permit), give TFE instructions to Euroclear to transfer all Northern Foods Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of Northern Foods Shareholders concerned.

All communications, notices, remittances, certificates and documents of title sent by, to or from Northern Foods Shareholders or their appointed agents will be sent at their own risk.

15	Compulsory acquisition, de-listing, cancellation of trading and re-registration

If the Offer becomes, or is declared, unconditional in all respects and where BH Acquisitions receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of the Northern Foods Shares to which the Offer relates, BH Acquisitions intends to apply the provisions of sections 974 to 991 (inclusive) of the Companies Act to acquire compulsorily the remaining Northern Foods Shares on the same terms as the Offer.

It is also intended that, following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UK Listing Authority, BH Acquisitions will procure that Northern Foods applies both to the London Stock Exchange for the cancellation of trading of Northern Foods Shares on the London Stock Exchange’s market for listed securities, and to the UK Listing Authority for cancellation of the listing of Northern Foods Shares on the Official List of the UK Listing Authority, and also to procure that Northern Foods is re-registered as a private company under the relevant provisions of the Companies Act. It is anticipated that such cancellation will take effect on the earlier of (i) 20 Business Days after the date on which BH Acquisitions has by virtue of its shareholdings and acceptances of the Offer acquired or agreed to acquire Northern Foods Shares carrying 75 per cent. of the voting rights of Northern Foods and (ii) the first day of the issue of compulsory acquisition notices under section 979 of the Companies Act. The cancellation of the listing of Northern Foods Shares will significantly reduce the liquidity and marketability of any Northern Foods Shares in respect of which acceptances of the Offer are not submitted.

16	Further information

Your attention is drawn to the further information contained in the Appendices which form part of this document and to the accompanying Form of Acceptance.

17	Action to be taken

To accept the Offer:

•

If your Northern Foods Shares are in certificated form (that is, not held in CREST), the Form of Acceptance must be completed, signed and returned as soon as possible (together with your valid share certificate(s) and/or other documents of title), and in any event so as to be received by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 1.00 p.m. (London time) on 2 March 2011. A reply-paid envelope is enclosed for your convenience for use in the United Kingdom only.

•

If your Northern Foods Shares are held in uncertificated form (that is, held in CREST), you should not return the Form of Acceptance but ensure that an Electronic Acceptance is made by you or on your behalf and that settlement is no later than 1.00 p.m. (London time) on 2 March 2011.

If you have any queries please contact Capita Registrars on 0871 664 0321 (from within the United Kingdom) or +44 (0)20 8639 3399 (from outside the United Kingdom). Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus any service provider’s network extras. Calls to the +44 (0)20 8639 3399 number from outside the United Kingdom are charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and monitored for security and training purposes. Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday.

Yours faithfully

Ranjit Boparan

For and on behalf of BH Acquisitions Limited

APPENDIX I

Conditions and Further Terms of the Offer

Part A

Conditions and certain further terms of the Offer

1	Conditions of the Offer

1.1	The Offer is conditional upon the following conditions having been satisfied (or, where applicable, waived):

(a)

valid acceptances being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. (London time) on 2 March 2011 (or such later time(s) and/or date(s) as BH Acquisitions may, subject to the rules of the City Code, determine) in respect of not less than 75 per cent. (or such lesser percentage as BH Acquisitions may decide) in nominal value of the Northern Foods Shares to which the Offer relates (excluding any treasury shares) and that represent not less than 75 per cent. (or such lower percentage as BH Acquisitions may decide) of the voting rights carried by the Northern Foods Shares to which the Offer relates (excluding the treasury shares), provided that this condition will not be satisfied unless BH Acquisitions and/or its wholly owned subsidiaries shall have acquired or agreed to acquire (either pursuant to the Offer or otherwise) Northern Foods Shares carrying in aggregate more than 50 per cent. of the voting rights normally exercisable at general meetings of Northern Foods, including for this purpose, to the extent (if any) required by the Panel, any voting rights attaching to any Northern Foods Shares which may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances (whether pursuant to the exercise of outstanding conversion, option or subscription rights or otherwise), and for this purpose:

(i)	the expression “Northern Foods Shares to which the Offer relates” shall be construed in accordance with sections 974 to 991 of the Companies Act; and

(ii)	Northern Foods Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue; and

(iii)

valid acceptances shall be deemed to have been received in respect of Northern Foods Shares which are treated for the purposes of section 977 and 979 (8)-(10) of the Companies Act as having been acquired or contracted to be acquired by BH Acquisitions by virtue of acceptances of the Offer.

1.2

In addition, subject to the provisions of paragraph 2 below, the Offer is conditional upon the following conditions and, accordingly, the Offer will not become or be declared unconditional in all respects unless the following conditions have been satisfied or, where relevant, waived:

(a)	the Greencore Merger having lapsed, been withdrawn or otherwise failed to complete in accordance with its terms;

(b)	one of the following events having occurred:

(i)	the Irish Competition Authority informing the parties that it has determined under Section 21(2)(a) or Section 22(3)(a) of the Irish Competition Act that the Offer may be put into effect; or

(ii)

the period specified in Section 21(2) of the Irish Competition Act (as may be extended under Section 21(4) of the Irish Competition Act) having elapsed without the Irish Competition Authority having informed the parties of the determination (if any) which it has made under Section 21(2) of the Irish Competition Act in relation to the Offer;

(c)

except as Fairly Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Northern Foods Group is a party, or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or because of a change in the control or management of Northern Foods or otherwise, could or might result in to an extent which is material in the context of the Wider Northern Foods Group as a whole:

(i)

any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)

any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

(iii)	any assets or interests of any such member being or failing to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)

the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such member ceasing to be able to carry on business under any name under which it presently does so, or

(viii)	the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Northern Foods Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this condition where the same could or might be material in the context of the Wider Northern Foods Group as a whole;

(d)

no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(i)

make the Offer void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, restrain, frustrate, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge, the Offer;

(ii)

require, prevent or materially delay the divestiture (or alter the terms of any proposed divestiture) by the Wider BH Acquisitions Group or the Wider Northern Foods Group of all or any substantial part of their respective businesses, assets or properties or impose any material limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties in each case to an extent which is material in the context of the Relevant Wider Group;

(iii)

result in any member of the Wider BH Acquisitions Group or the Wider Northern Foods Group ceasing to be able to carry on their respective businesses under any name under which it is presently carried on;

(iv)

require any member of the Wider BH Acquisitions Group or of the Wider Northern Foods Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Northern Foods Group or the Wider BH Acquisitions Group, other than as a result of the implementation of the Offer;

(v)

otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider BH Acquisitions Group or of the Wider Northern Foods Group to an extent which is material in the context of the Relevant Wider Group; or

(vi)

result in the refusal, withholding, suspension, withdrawal, cancellation, termination or modification in whole or in part of any licence, authority, permission or privilege held or enjoyed by any member of the Wider Northern Foods Group which is necessary for the proper carrying on of its business or the imposition of any conditions, restrictions or limitations upon such licence, authority, permission or privilege which would materially inhibit the exercise thereof, and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Offer having expired, lapsed or been terminated;

(e)

all necessary filings having been made and all relevant waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Offer and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) necessary in any jurisdiction for or in respect of the Offer having been obtained in terms and in a form reasonably satisfactory to BH Acquisitions from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Northern Foods Group has entered into contractual arrangements (in each case where the absence of such authorisation would have a material adverse effect on the Wider Northern Foods Group taken as a whole) and such authorisations together with all authorisations necessary or appropriate for any member of the Wider Northern Foods Group to carry on its business (where such business is material in the context of the Wider Northern Foods Group taken as a whole) remaining in full force and effect and there having been no notice to revoke, suspend or not renew any of the same and all statutory or regulatory obligations in any jurisdiction having been complied with;

(f)	except as Fairly Disclosed, neither Northern Foods nor any member of the Wider Northern Foods Group having, since the date to which the Annual Report was prepared:

(i)

save as between Northern Foods and its wholly-owned subsidiaries and save for ordinary shares issued pursuant to the exercise of options granted, or on vesting of awards, under the relevant Northern Foods Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii)

save as between Northern Foods and its wholly-owned subsidiaries and save for the grant of options or awards under the relevant Northern Foods Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)

other than to another member of the Wider Northern Foods Group or to the extent otherwise agreed by BH Acquisitions, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv)

save for intra-Group transactions, merged or demerged with any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business;

(v)	save for intra-Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)

issued, authorised or proposed the issue of any debentures or (save for intra Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

(vii)

been unable, or having admitted in writing that it is unable, to pay its debts or having stopped or suspended (or having threatened to do so) payment of its debts generally or having ceased, or having threatened to cease carrying on all or a substantial part of its business;

(viii)

purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(ix)

entered into, implemented, effected or authorised, proposed or announced its intention to implement, any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in relation to itself or a member of the Wider Northern Foods Group otherwise than in the ordinary course of business;

(x)	entered into or changed the terms of any contract with any director or senior executive;

(xi)

entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the Wider Northern Foods Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is material in the context of the Wider Northern Foods Group taken as a whole;

(xii)

(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xiii)

entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider Northern Foods Group other than to a nature and extent which is normal in the context of the business concerned;

(xiv)	waived or compromised any claim otherwise than in the ordinary course of business;

(xv)

entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(xvi)	made or agreed or consented to any change to:

(i)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider Northern Foods Group for its directors, employees or their dependents;

(ii)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(iii)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(iv)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made; or

(xvii)

proposed, agreed to provide or modified the terms of any Northern Foods Share Schemes, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Northern Foods Group, and, for the purposes of paragraphs (iii), (iv), (v) and (vi) of this condition, the term “Group” shall mean Northern Foods and its wholly-owned subsidiaries;

(g)	except as Fairly Disclosed, since the date to which the Annual Report was prepared:

(i)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Northern Foods Group;

(ii)

no litigation, arbitration proceedings, mediation proceedings, prosecution or other legal proceedings to which any member of the Wider Northern Foods Group is or may become a party (whether as a claimant, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Northern Foods Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Wider Northern Foods Group which in any such case might reasonably be expected materially to adversely affect any member of the Wider Northern Foods Group;

(iii)	no contingent or other liability having arisen or become apparent to the other party which would be likely materially to adversely affect any member of the Wider Northern Foods Group; and

(iv)

no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Northern Foods Group which is necessary for the proper carrying on of its business;

(h)	except as Fairly Disclosed, BH Acquisitions not having discovered in relation to the Wider Northern Foods Group:

(i)

that any financial, business or other information concerning the Wider Northern Foods Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Northern Foods Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case which is material in the context of the Wider Northern Foods Group taken as a whole;

(ii)

that any member of the Wider Northern Foods Group or any partnership, company or other entity in which any member of the Wider Northern Foods Group has a significant economic interest and which is not a subsidiary of Northern Foods (as applicable) is subject to any liability (contingent or otherwise) which is material in the context of the Wider Northern Foods Group taken as a whole; or

(iii)

any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Northern Foods Group and which is material in the context of the Wider Northern Foods Group taken as a whole;

(i)	BH Acquisitions not having discovered that:

(i)

any past or present member of the Wider Northern Foods Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the use, storage, transport, treatment, handling, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Wider Northern Foods Group which is material in the context of the relevant Wider Northern Foods Group; or

(ii)

there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider Northern Foods Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Northern Foods Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-

governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is material in the context of the Wider Northern Foods Group.

2	Certain further terms of the Offer

2.1	Subject to the requirements of the Panel in accordance with the City Code:

(a)

BH Acquisitions may only invoke the conditions set out in paragraphs 1.2(c) to (i) inclusive (other than paragraphs 1.2(d)(i) and (ii)) to the extent that the fact, matter or circumstance giving rise to the right to invoke such a condition relates to the Wider Northern Foods Group;

(b)

BH Acquisitions reserves the right to waive, in whole or in part, the Conditions set out in paragraphs 1.2(a) and 1.2(c) to (i) inclusive. Conditions 1.2(a) and 1.2(c) to (i) inclusive if not waived must be fulfilled by midnight (London time) on the 21st day after the later of 2 March 2011 and the date on which Condition 1.1(a) is fulfilled (or in each case, such later date as BH Acquisitions may, with the consent of the Panel, decide) failing which the Offer will lapse; and

(c)

BH Acquisitions shall be under no obligation to waive or treat as satisfied any of the Conditions by a date earlier than the date on which Condition 1.1(a) is satisfied, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are as at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

2.2

If BH Acquisitions is required by the Panel to make an offer for the Northern Foods Shares under the provisions of Rule 9 of the City Code, BH Acquisitions may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

2.3

BH Acquisitions reserves the right, with the consent of the Panel, to elect to implement the acquisition of the Northern Foods Shares by way of a scheme of arrangement under Part 26 of the Companies Act. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which will apply to the Offer. In particular Condition 1.1(a) will not apply and the scheme of arrangement will become effective and binding following:

(a)

approval at a court meeting (or any adjournment thereof) by a majority in number of the Northern Foods Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of the Northern Foods Shares held by such holders;

(b)

the resolution(s) required to approve and implement the scheme of arrangement and to be set out in the notice of a general meeting of the holders of the Northern Foods Shares being passed by the requisite majority at such general meeting; and

(c)

the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the Court (in both cases with or without modifications, on terms reasonably acceptable to Northern Foods and BH Acquisitions) and a copy of the order of the Court sanctioning the scheme of arrangement and confirming the cancellation of share capital which forms part of it being delivered for registration to the Registrar of Companies in England and Wales and being registered by him.

2.4

The Offer will lapse and will not become effective if, after the date of this document, it is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) or, following a referral by the European Commission under Article 9.1 to a competent authority in the United Kingdom, there is a subsequent reference to the Competition Commission, in either case before 1.00 p.m. (London time) on 2 March 2011 or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

2.5

If the Offer lapses, the Offer will cease to be capable of further acceptances and Northern Foods Shareholders accepting the Offer and BH Acquisitions shall upon the Offer lapsing cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

2.6

The Offer and any acceptances under the Offer and any dispute or claim arising out of or in connection with them or their subject matter, whether of a contractual or non-contractual nature, shall be governed by and construed in accordance with the law of England and Wales and subject to the jurisdiction of the courts of England and Wales, to the Conditions set out above and in the formal Offer Document, save that nothing shall limit the right of BH Acquisitions or Rothschild to bring any action, suit or proceeding arising out of or in connection with the Offer in any other manner permitted by law or in any court of competent jurisdiction. The Offer will comply with the applicable rules and regulations of the London Stock Exchange and the City Code.

2.7

Under the Offer, Northern Foods Shares will be acquired by BH Acquisitions fully paid up and free from all liens, equities, equitable interests, charges, encumbrances rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights existing as at the date of this document or subsequently attaching or accruing to them, including, without limitation, voting rights and the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made, on or after the date of the Announcement. Accordingly, insofar as a dividend and/or a distribution and/or a return of capital is proposed, declared, made, paid or payable by Northern Foods in respect of a Northern Foods Share after the date of this document, BH Acquisitions reserves the right to reduce by the amount of the dividend and/or distribution and/or return of capital the price payable under the Offer in respect of a Northern Foods Share, except insofar as the Northern Foods Share is or will be transferred pursuant to the Offer on a basis which entitles BH Acquisitions alone to receive the dividend and/or distribution and/or return of capital but if that reduction in price has not been effected, the person to whom the Offer Price is paid in respect of that Northern Foods Share will be obliged to account to BH Acquisitions for the amount of such dividend or distribution or return of capital.

2.8

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of, any Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

2.9

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

2.10

Copies of this document and further documentation relating to the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of any jurisdiction prohibiting any such action.

Part B

Further terms of the Offer

The following further terms will, except where the context otherwise requires, apply to the Offer.

Unless the context otherwise requires, in this Appendix I references to:

(A)	the “Offer being unconditional” means the acceptance condition becoming or being declared satisfied, whether or not any other condition of the Offer remains to be fulfilled;

(B)

the “acceptance condition” means the conditions as to acceptances set out in paragraph 1.1(a) of Part A of this Appendix I and references to the Offer becoming unconditional as to acceptances shall be construed accordingly;

(C)

the “Offer” shall include any revision, variation, renewal or extension to the Offer and an extension of the Offer shall include an extension of the date by which the acceptance condition has to be fulfilled;

(D)	the “Offer Document” means this document and any other document containing the Offer;

(E)	“acceptances of the Offer” includes deemed acceptances of the Offer;

(F)	“Offer Period” means, in relation to the Offer, the period commencing on 17 November 2010 until whichever of the following dates shall be the latest:

(a)	1.00 p.m. (London time) on 2 March 2011; or

(b)	the date on which the Offer lapses; or

(c)	the date on which the Offer becomes unconditional; and

(G)	“Day 60” means 10 April 2011 (or such later date as determined by the Panel).

1	Acceptance period

1.1

The Offer is initially open for acceptance until 1.00 p.m. (London time) on 2 March 2011. BH Acquisitions reserves the right (but will not be obliged other than as may be required by the City Code) at any time or from time to time to extend the Offer after such time and, in such event, will make a public announcement of such extension. If the Offer has not become unconditional by 1.00 p.m. (London time) on 2 March 2011, BH Acquisitions may extend the Offer. There can be no assurance, however, that BH Acquisitions will, in such circumstances, extend the Offer and, if no such extension is made, the Offer will lapse on 2 March 2011 and no Northern Foods Shares will be acquired pursuant to the Offer.

1.2

If the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) from the date on which written notification of the revision is posted to Northern Foods Shareholders. Except with the consent of the Panel or in accordance with the City Code, no revision of the Offer may be posted to Northern Foods Shareholders after 27 March 2011 or, if later, the date falling 14 days prior to the last date on which the Offer can become unconditional.

1.3

The Offer, whether revised or not, shall not be capable of becoming unconditional after midnight on 10 April 2011 (or any later date which is Day 60) (or any earlier time and/or date beyond which BH Acquisitions has stated (and not, where permitted, withdrawn such statement) that the Offer will not be extended), nor of being kept open after that time unless it has previously become unconditional. BH Acquisitions, however, reserves the right, with the permission of the Panel, to extend the Offer to a later time(s) and/or date(s) and/or extend the time allowed for satisfaction of the acceptance condition. Except with the consent of the Panel, BH Acquisitions may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Northern Foods Shares made after 1.00 p.m. (London time) on 10 April 2011 (or any later date which is Day 60) (or any earlier time and/or date beyond which BH Acquisitions has stated that the Offer will not be extended (and not, where permitted, withdrawn that statement) or, if the Offer is so extended, any such later time and/or date as may be agreed with the Panel. If the latest time at which the Offer may become unconditional is extended beyond midnight on 10 April 2011 (or any later date which is Day 60), acceptances received and purchases made in respect of which relevant documents have been received by Capita Registrars after 1.00 p.m. (London time) on the relevant date may (except where the City Code otherwise permits) only be taken into account with the consent of the Panel.

1.4

If the Offer becomes or is declared unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days’ notice prior to the closing of the Offer will be given by BH Acquisitions to Northern Foods Shareholders who have not accepted the Offer.

1.5

If a competitive situation arises, as determined by the Panel, after BH Acquisitions has given a “no extension” statement (as defined in Rule 31.5 of the City Code) or a “no increase” statement (as defined in Rule 32.2 of the City Code), BH Acquisitions may, if it has specifically reserved the right to do so at the time such statement was made, or otherwise with consent of the Panel, withdraw that statement and extend or revise the Offer (as appropriate) provided that it complies with the provisions of the City Code and in particular that (a) it announces such withdrawal as soon as possible and in any event within four Business Days of the announcement of the competing offer and Northern Foods Shareholders are informed in writing at the earliest practicable opportunity or, in the case of Northern Foods Shareholders with registered addresses outside the United Kingdom or whom BH Acquisitions knows to be nominees holding Northern Foods Shares for such persons, by announcement in the United Kingdom; and (b) Northern Foods Shareholders who accept the Offer after the date of the “no extension” and/or “no increase” statement are given a right of withdrawal in accordance with paragraph 3.3 below.

1.6

BH Acquisitions may choose not to be bound by a “no increase” or a “no extension” statement if it has specifically reserved the right to do so if it would otherwise prevent the posting of an increased or improved offer (either as to the value or nature of the consideration offered or otherwise) which is recommended for acceptance by the Northern Foods Board or in other circumstances permitted by the Panel.

1.7

If Northern Foods makes an announcement of the kind referred to in Rule 31.9 of the City Code after 20 March 2011, BH Acquisitions may choose not to be bound by a “no increase” or a “no extension” statement if it has specifically reserved the right to do so and BH Acquisitions may revise or extend the Offer (if permitted by the Panel) provided that it complies with the requirements of the City Code and in particular that notice to this effect is given as soon as possible (and in any event within four Business Days of the date of the announcement by Northern Foods) and shareholders are informed in writing at the earliest practicable opportunity.

1.8

If a competitive situation arises, as determined by the Panel, and is continuing on 10 April 2011 (or any later date which is Day 60), BH Acquisitions will enable holders of Northern Foods Shares in uncertificated form who have not already validly accepted the Offer but who have previously accepted the competing offer to accept the Offer by special form of acceptance to take effect on 10 April 2011 (or any later date which is Day 60). It shall be a condition of such special form of acceptance being a valid acceptance of the Offer that (i) it is received by Capita Registrars at the address listed in paragraph 3.1 below on or before 10 April 2011 (or any later date which is Day 60); (ii) the relevant Northern Foods Shareholder shall have applied to withdraw his acceptance of the competing offer but that the Northern Foods Shares to which such withdrawal relates shall not have been released from escrow before 10 April 2011 (or any later date which is Day 60) by the escrow agent to the competing offer; and (iii) Northern Foods Shares to which the special form of acceptance relates are not transferred to escrow in accordance with the procedure for acceptance set out in the letter from the BH Acquisitions Board contained in this document on or before 10 April 2011 (or any later date which is Day 60), but an undertaking is given that they will be so transferred as soon as possible thereafter. Northern Foods Shareholders wishing to use such forms of acceptance should apply to Capita Registrars on 0871 664 0321 (from within the United Kingdom) or +44 (0)20 8639 3399 (from outside the United Kingdom) between 9.00 a.m. and 5.30 p.m. (London time) on the Business Day preceding 10 April 2011 (or any later date which is Day 60) in order that such forms can be despatched. Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus any service provider’s network extras. Calls to the +44 (0)20 8639 3399 number from outside the United Kingdom are charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and monitored for security and training purposes. Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday. Notwithstanding the right to use such special form of acceptance, holders of Northern Foods Shares in uncertificated form may not use a Form of Acceptance (or any other purported acceptance form) for the purpose of accepting the Offer in respect of such shares.

1.9

For the purpose of determining at any particular time whether the acceptance condition has been satisfied, BH Acquisitions shall not be bound (unless otherwise required by the Panel) to take into account any Northern Foods Shares which have been unconditionally allotted or issued before such determination takes place, unless Capita Registrars, on behalf of BH Acquisitions, has received before that time written notice of the relevant details of such allotment or issue (including the price thereof) from Northern Foods or its agents at the address(es) specified in paragraph 3.1 below. Telex, email or facsimile transmission will not be sufficient for this purpose.

2	Announcements

2.1

By 8.00 a.m. (London time) on the Business Day (the “relevant day”) following the day on which the Offer is due to expire or becomes unconditional or is revised or extended, or such later time and/or date as the Panel may agree, BH Acquisitions will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will also state (unless otherwise permitted by the Panel) the total number of Northern Foods Shares and rights over Northern Foods Shares (as nearly as practicable):

(a)	for which acceptances of the Offer have been received including from any person deemed to be acting in concert with BH Acquisitions;

(b)	acquired or agreed to be acquired by or on behalf of BH Acquisitions or any person deemed to be acting in concert with it during the course of the Offer Period;

(c)	for which BH Acquisitions, or any person deemed to be acting in concert with it, has an outstanding irrevocable commitment or letter of intent; and

(d)	held by or on behalf of BH Acquisitions or any persons deemed to be acting in concert with it prior to the Offer Period,

and will specify the percentage of the relevant class of Northern Foods Shares represented by each of these figures.

Any decision to extend the date and/or time by which the acceptance condition has to be fulfilled may be made by BH Acquisitions at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will (unless the Offer is unconditional in which case a statement may be made that the Offer will remain open until further notice) state the next expiry date. In computing the number of Northern Foods Shares represented by acceptances and purchases, there may be included or excluded for announcement purposes at the discretion of BH Acquisitions, subject to paragraphs 5.12 and 5.13 below, acceptances and purchases which are not complete in all respects or which are subject to verification provided that such acceptances and purchases of Northern Foods Shares shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraph 5.13 below.

2.2

In this Appendix, references to the making of an announcement by or on behalf of BH Acquisitions include the release of an announcement by public relations consultants or by Rothschild or Goldman Sachs on behalf of BH Acquisitions to the press and the delivery by hand or telephone or telex or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service shall be notified simultaneously to a Regulatory Information Service.

3	Rights of withdrawal

3.1

If BH Acquisitions, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. (London time) on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2.1 above, an accepting certificated Northern Foods Shareholder may (unless the Panel otherwise agrees) immediately thereafter withdraw his acceptance by written notice signed by Northern Foods Shareholder (or his agent duly appointed in writing and evidence of whose appointment is produced with the notice) given by post or by hand (during normal business hours only) to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Alternatively, in the case of Northern Foods Shares in uncertificated form, withdrawals must be effected in the manner set out in paragraph 3.5 below. Subject to paragraph 1.3 above, the right of withdrawal may be terminated not less than eight days after the relevant day by BH Acquisitions confirming, if that be the case, that the Offer is still unconditional and complying with the other requirements specified in paragraph 2.1 above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1.4 above will run from the date of such confirmation and compliance.

3.2

If by 1.00 p.m. (London time) on 23 March 2011 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting Northern Foods Shareholder may withdraw his acceptance at any time thereafter at the address and in the manner referred to in paragraph 3.1 above (or, in the case of Northern Foods Shares held in uncertificated form, in the manner set out in paragraph 3.5 below), before the earlier of:

(a)	the time when the Offer becomes unconditional; and

(b)	the final time for lodgement of acceptances which can be taken into account in accordance with paragraph 1.3 above.

3.3

If a “no extension” statement and/or a “no increase” statement has been withdrawn in accordance with paragraph 1.5 above, any Northern Foods Shareholder who accepted the Offer after the date of such a statement may withdraw his acceptance thereafter in the manner referred to in paragraph 3.1 above (or, in the case of Northern Foods Shares held in uncertificated form, in the manner set out in paragraph 3.5 below) not later than the eighth day after the date of posting of written notice of withdrawal of such statement by BH Acquisitions to Northern Foods Shareholders.

3.4

Except as provided by this paragraph 3 and paragraph 5.9 below, acceptances shall be irrevocable. In this paragraph 3 “written notice” (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Northern Foods Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to BH Acquisitions is produced with the notice). Telex, email or facsimile transmissions or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to BH Acquisitions or its agents to have been sent from, any Restricted Jurisdiction will be treated as valid.

3.5

In the case of Northern Foods Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraph 3.1, 3.2 or 3.3 above, an accepting Northern Foods Shareholder may withdraw his acceptance through CREST by sending (or, if a CREST sponsored member, procuring that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(a)	the number of Northern Foods Shares held in uncertificated form in respect of which the withdrawal is made, together with their ISIN number (this is GB0006466089);

(b)	the member account ID and participant ID of the accepting shareholder;

(c)	the member account ID of the Escrow Agent for the Offer (this is BHANOR01);

(d)	the participant ID of the Escrow Agent (this is RA10) in its capacity as a CREST receiving agent;

(e)	the CREST Transaction ID of the Electronic Acceptance to be withdrawn, to be inserted at the beginning of the shared note field;

(f)	the intended settlement date for the withdrawal;

(g)	input with a delivery instruction priority of 80; and

(h)	the Corporate Action Number for the Offer. This is allocated by Euroclear and can be found by viewing the relevant Corporate Action details in CREST.

Any such withdrawal will be conditional upon Capita Registrars verifying that the withdrawal request is validly made. Accordingly, Capita Registrars will on behalf of BH Acquisitions reject the withdrawal by transmitting in CREST a receiving agent reject (AEAD) message or accept the withdrawal by transmitting in CREST a receiving agent accept (AEAN) message.

3.6

Any question as to the validity (including time of receipt) of any notice of withdrawal will be determined by BH Acquisitions whose determination (save as the Panel otherwise determines) will be final and binding. None of BH Acquisitions, Northern Foods, Rothschild, Goldman Sachs, Capita Registrars or any other person will be under any duty to give notification of any defect in any notice of withdrawal or will incur any liability for failure to do so.

4	Revised Offer

4.1

Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) and such revision represents on the date on which such revision is announced (on such basis as Rothschild and Goldman Sachs may consider appropriate) an improvement or no diminution in the value of the revised Offer compared with the consideration or terms previously offered, the benefit of the revised Offer will, subject to paragraphs 4.3, 4.4 and 6 below, be made available to any Northern Foods Shareholder who has accepted the Offer in its original or any previously revised form(s) and not validly withdrawn such acceptance (a “previous acceptor”). The acceptance by or on behalf of a previous acceptor of the Offer in its original or any previously revised form(s) shall, subject as provided in paragraphs 4.3, 4.4 and 6 below, be treated as an acceptance of the Offer as so revised and shall also constitute the separate appointment of any director of BH Acquisitions or Rothschild or Goldman Sachs as his attorney and agent with authority (a) to accept any such revised Offer on behalf of such previous acceptor; (b) if such revised Offer includes alternative forms of consideration, to make such elections for and accept such alternative forms of consideration in such proportions (as nearly as practicable) as those made by such previous acceptor in the Form of Acceptance previously executed by him or on his behalf; and (c) to execute on behalf of and in the name of such previous acceptor all such further documents (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, the attorney and agent shall take into account the nature of any previous elections and/or acceptances made by or on behalf of the previous acceptor and such other facts or matters as he may reasonably consider relevant. The attorney and/or any agent shall not be liable to any Northern Foods Shareholders or any other person in making such election and/or acceptance or in making any determination in respect thereof.

4.2

Subject to paragraphs 4.3 and 4.4 below, the powers of attorney conferred by this paragraph 4 and any acceptance of a revised Offer and/or any election pursuant thereto shall be irrevocable unless and until the previous acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly and validly does so.

4.3	The deemed acceptance referred to in paragraph 4.1 above shall not apply, and the authority conferred by that paragraph shall be ineffective, to the extent that a previous acceptor:

(a)

in respect of Northern Foods Shares in certificated form, lodges with Capita Registrars within 14 days of the posting of the document containing the revised Offer, a Form of Acceptance in which he/she validly elects to receive the consideration receivable by him/her in some other manner; or

(b)

in respect of Northern Foods Shares in uncertificated form, sends (or, if a CREST sponsored member, procures that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i)	the number of Northern Foods Shares held in uncertificated form in respect of which the changed election is made, together with their ISIN number (this is GB0006466089);

(ii)	the member account ID and participant ID of the previous acceptor;

(iii)	the member account ID of the Escrow Agent for the Offer (this is BHANOR01);

(iv)	the participant ID of the Escrow Agent (this is RA10) in its capacity as a CREST receiving agent;

(v)	the CREST Transaction ID of the Electronic Acceptance in respect of which the election is to be changed, to be inserted at the beginning of the shared note field;

(vi)	the intended settlement date for the changed election;

(vii)	the Corporate Action Number for the Offer. This is allocated by Euroclear and can be found by viewing the relevant Corporate Action details in CREST; and

(viii)	a contact name and telephone number in the shared note field,

and,	in order that the desired change of election can be effected, must include;

(ix)	the member account ID of the Escrow Agent relevant to the new election; and

(x)	input with a delivery instruction priority of 80.

Any such change of election will be conditional upon Capita Registrars verifying that the request is validly made. Accordingly Capita Registrars will on behalf of BH Acquisitions reject or accept the requested change of election by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message as appropriate.

4.4

The deemed acceptance referred to in paragraph 4.1 above shall not apply and the authorities conferred by such paragraph above shall not be exercised by any director of BH Acquisitions or of Rothschild or Goldman Sachs if as a result thereof the previous acceptor would (on such basis as Rothschild or Goldman Sachs may consider appropriate) thereby receive less in aggregate in cash than he would have received in aggregate in cash (if any) as a result of acceptance of the Offer in the form in which it was previously accepted by him. The authority conferred by paragraph 4.1 above shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph.

4.5

BH Acquisitions, Rothschild and Goldman Sachs reserve the right to treat a valid acceptance of the Offer (in its original or any previously revised form(s)) which is received after the announcement of any revised Offer as a valid acceptance of the revised Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration (if any), and such acceptances shall constitute an authority in the terms of paragraph 4.1 above mutatis mutandis on behalf of the relevant Northern Foods Shareholder.

5	General

5.1

Except with the consent of the Panel, the Offer will lapse unless the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by BH Acquisitions in its reasonable opinion to be or remain satisfied, by midnight (London time) on 10 April 2011 or the date which is 21 days after the date on which the Offer becomes unconditional (whichever is the later) or such later date as BH Acquisitions may, with the consent of the Panel, decide. If the Offer lapses for any reason, it shall cease to be capable of acceptance and BH Acquisitions, accepting Northern Foods Shareholders and Rothschild and Goldman Sachs shall thereupon cease to be bound by acceptances submitted before the time when the Offer lapses.

5.2

The Offer will lapse if the acquisition of Northern Foods by BH Acquisitions is referred to the Competition Commission before 1.00 p.m. (London time) on 2 March 2011 or the time and date when the Offer becomes unconditional, whichever is the later. In such a case, the second sentence of paragraph 5.1 above will apply.

5.3

Except with the consent of the Panel, settlement of the consideration to which any Northern Foods Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which BH Acquisitions, Rothschild, or Goldman Sachs may otherwise be, or claim to be, entitled as against any Northern Foods Shareholder. Settlement of the consideration will be effected in the manner described in the letter from the BH Acquisitions Board contained in Part II of this document.

5.4

The Offer is made on 9 February 2011 and is capable of acceptance thereafter. The Offer is being made by means of this document. Copies of this document, the Form of Acceptance and any related documents are available for collection from Capita Registrars at the address set out in paragraph 3.1 above from 9 February 2011. Subject to paragraph 5.17, the Offer is made by means of this document and by means of an advertisement dated on or shortly after 9 February 2011 to be inserted in the London Gazette.

5.5

The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance will, in respect of Northern Foods Shares held in certificated form, also constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated in the Form of Acceptance.

5.6

The Offer and all acceptances of it and elections under or pursuant to it, this document and the Form of Acceptance and all contracts made pursuant to the Offer and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law.

5.7

Any reference in this document and in the Form of Acceptance to 2 March 2011 shall, except in paragraph 5.2 above and where the context otherwise requires, be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

5.8

Any omission or failure to despatch this document or the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. Subject to paragraph 6 of Part B of Appendix I, the Offer extends to any such person and to all Northern Foods Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched or received, and such persons may collect copies of those documents from Capita Registrars at the address set out in paragraph 3.1 above.

5.9

If the Offer does not become unconditional in all respects, the Form of Acceptance and any share certificate(s) and/or other document(s) of title in respect of Northern Foods Shares in certificated form will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of Northern Foods Shareholder concerned, to the person or agent whose name and address (not being an address in a Restricted Jurisdiction) is set out in Box 1 of the Form of Acceptance or, if no address is set out, to the first-named holder at his registered address. No such documents will be sent to an address in a Restricted Jurisdiction. In respect of Northern Foods Shares held in uncertificated form, Capita Registrars will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days after the lapsing of the Offer), give instructions to Euroclear to transfer all the Northern Foods Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer, to the original available balances of Northern Foods Shareholders concerned.

5.10

All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Northern Foods Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the Power of Attorney Act 1971), except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and validly does so.

5.11

All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Northern Foods Shareholder(s) will be delivered by or sent to or from them (or their designated agents) at their risk. No acknowledgement of receipt of any Form of Acceptance, Electronic Acceptance, transfer by means of CREST, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of BH Acquisitions. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Northern Foods Shareholders (or their designated agent(s)) will be delivered by or sent to or from such Northern Foods Shareholders (or their designated agent(s)) at their own risk.

5.12

Without prejudice to any other provisions in this Part B of Appendix I, BH Acquisitions, Rothschild and Goldman Sachs reserve the right to treat acceptances of the Offer as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant documents of title or not accompanied by the relevant TTE Instruction or if received by or on behalf of either of them at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

5.13

Notwithstanding the right hereby reserved by BH Acquisitions, Rothschild and Goldman Sachs in paragraph 5.12, except as otherwise agreed with the Panel, an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it.

5.14

Except as otherwise agreed with the Panel, a purchase of Northern Foods Shares by BH Acquisitions or its nominees (or, if BH Acquisitions is required by the Panel to make an offer for Northern Foods Shares under the provisions of Rule 9 of the City Code, by a person acting in concert with BH Acquisitions (or its nominees)) shall be counted towards fulfilling the acceptance condition only if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it.

5.15

Except with the consent of the Panel, the Offer shall not become or be declared unconditional unless Capita Registrars has issued a certificate to BH Acquisitions, Rothschild and/or Goldman Sachs which states the number of Northern Foods Shares in respect of which acceptances have been received which comply with paragraph 5.13 above and the number of Northern Foods Shares otherwise acquired, whether before or during the Offer Period, in compliance with paragraph 5.13 above. Copies of such certificate will be sent to the Panel and to UBS as soon as possible after it is issued.

5.16

BH Acquisitions, Rothschild and Goldman Sachs reserve the right to notify any matter (including the making of the Offer) to all or any Northern Foods Shareholder(s) with (a) registered address(es) outside the United Kingdom or (b) whom BH Acquisitions, Rothschild or Goldman Sachs know to be nominees for such persons by announcement or paid advertisement in a daily newspaper published and circulated in the United Kingdom, in which case such notices shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive such notice, and all references in this document to notice or the provision of information in writing (other than in paragraph 3 above) shall be construed accordingly.

5.17

If sufficient acceptances are received and/or sufficient Northern Foods Shares are otherwise acquired, BH Acquisitions intends to apply the provisions of sections 974 to 991 of the Companies Act to acquire compulsorily any outstanding Northern Foods Shares to which the Offer relates (as defined in the acceptance condition) and, after it announces that all of the conditions to the Offer have been satisfied or waived, to procure the application by Northern Foods to the London Stock Exchange for the cancellation of the admission to trading of Northern Foods Shares (including any treasury shares) on the London Stock Exchange’s market for listed securities and to the UK Listing Authority for the cancellation of the listing of Northern Foods Shares (including any treasury shares) on the Official List of the UK Listing Authority. It is anticipated that the cancellation of admission and listing will take effect on the earlier of (i) 20 Business Days after BH Acquisitions has by virtue of its shareholdings and acceptances of the Offer acquired or agreed to acquire issued share capital carrying 75 per cent. of the voting rights of Northern Foods and (ii) the first date of issue of compulsory acquisition notices under section 979 of the Companies Act.

5.18

In relation to any acceptance of the Offer in respect of a holding of Northern Foods Shares which is in uncertificated form, BH Acquisitions reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

5.19	For the purposes of this document, the time of receipt of a TTE Instruction, an ESA instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

5.20

All references in this Appendix I to any statute or statutory provisions shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

5.21	Any references in this Appendix I to the return or despatch of documents by post shall extend to the return or despatch by such other method as the Panel may approve.

5.22

If the Panel request BH Acquisitions to make an offer for Northern Foods Shares under the provisions of Rule 9 of the City Code, BH Acquisitions may make such alterations to the conditions of the Offer, including the Acceptance Condition, as are necessary to comply with the provisions of that Rule.

6	Overseas Shareholders

6.1

The making of the Offer in or to holders of Northern Foods Shares resident in jurisdictions outside the United Kingdom or to persons who are, or are nominees of or custodians, trustees, or guardians for citizens, residents or nationals of other countries, may be affected by the laws of the relevant overseas jurisdiction. No person receiving a copy of this document in any territory other than the United Kingdom may treat the same as constituting an offer or invitation to him, nor should he in any event use the Form of Acceptance unless, in the relevant territory, such an offer or invitation could lawfully be made to him and such Form of Acceptance could lawfully be used without contravention of any registration or other legal or regulatory requirements. Such persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any Overseas Shareholder will be responsible for payment of any issue, transfer or other taxes or other requisite payments due in such jurisdictions by whomsoever payable and BH Acquisitions, Rothschild, Goldman Sachs and any person acting on their behalf shall be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes or other requisite payments as BH Acquisitions, Rothschild, Goldman Sachs and any person acting on their behalf may be required to pay.

In particular, the Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means of instrumentality (including, without limitation, facsimile or electronic transmission, telephone or internet) of interstate or foreign commerce of, or any facility of a securities exchange of, any Restricted Jurisdiction, and the Offer is not capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

Accordingly, copies of this document, the Form of Acceptance and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into any Restricted Jurisdiction, including to Northern Foods Shareholders or participants in Northern Foods Share Schemes with registered addresses in any Restricted Jurisdiction or to persons whom BH Acquisitions knows to be nominees, custodians or trustees holding Northern Foods Shares for persons with addresses in any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute or send them in, into or from any Restricted Jurisdiction or use such mails or any such means, instrumentality or facility in connection with the Offer, and so doing will render invalid any related purported acceptance of the Offer. Persons wishing to accept the Offer should not use such mails or any such means, instrumentality or facility for any purpose directly or indirectly relating to acceptance of the Offer. Envelopes containing the Form of Acceptance should not be postmarked in any Restricted Jurisdiction or otherwise despatched from any Restricted Jurisdiction and all acceptors must provide addresses outside any Restricted Jurisdiction for the receipt of the consideration to which they are entitled under the Offer or the return of Form(s) of Acceptance, Northern Foods Share certificate(s) and/or other document(s) of title.

If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance, or any related offering documents, in, into or from any Restricted Jurisdiction, or uses the mails of, or by any means or instrumentality (including, without limitation, facsimile or electronic transmission, telephone or internet) of the interstate or foreign commerce of, or any facility of a securities exchange of, any Restricted Jurisdiction in connection with such forwarding, such person should: (i) inform the recipient of such fact; (ii) explain to the recipient that action may invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this paragraph.

A certificated Northern Foods Shareholder will be deemed NOT to have validly accepted the Offer if (i) he puts “No” in Box 4 of the Form of Acceptance and therefore is unable to make the representations and warranties set out in Part C of this Appendix I; or (ii) he completes the Form of Acceptance with an address in any Restricted Jurisdiction or has a registered address in any Restricted Jurisdiction and in either case he does NOT insert in the Form of Acceptance the name and address of a person or agent outside any Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under the Offer to be sent; or (iii) he inserts in the Form of Acceptance the name and address and/or telephone number of a person or agent in any Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under the Offer to be sent; (iv) the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to BH Acquisitions or its agents to have been sent from, any Restricted Jurisdiction; or (v) he makes a Restricted Escrow Transfer pursuant to paragraph 6.2 below unless he also makes a Related ESA instruction (as defined in paragraph 6.2 below) which is accepted by Capita Registrars. BH Acquisitions reserves the right, in its absolute discretion, to investigate, in relation to any acceptance, whether the representations and warranties referred to in sub-paragraph (i) above were given truthfully by such Northern Foods Shareholder and, if such investigation is undertaken and as a result BH Acquisitions determines (for any reason) that such representations and warranties were not so given, such acceptance shall not be valid.

6.2

If a Northern Foods Shareholder holding Northern Foods Shares in uncertificated form is unable to give the warranty set out in paragraph (c) of Part D of Appendix I, but nevertheless can provide evidence satisfactory to BH Acquisitions that he is able to accept the Offer in compliance with all relevant legal and regulatory requirements, he may only purport to accept the Offer by sending (or if a CREST sponsored member, procuring that his CREST sponsor sends) both:

(a)	a TTE Instruction to a designated escrow balance detailed below (a “Restricted Escrow Transfer”); and

(b)	one or more valid ESA instructions (a “Restricted ESA instruction”) which specify the form of consideration which he wishes to receive (consistent with the alternatives offered under the Offer).

Such purported acceptance will not be treated as a valid acceptance unless both the Restricted Escrow Transfer and the Restricted ESA instruction(s) settle in CREST and BH Acquisitions decides, in its absolute discretion, to exercise its right described in paragraph 6.3 of Part B of Appendix I to waive, vary or modify the terms of the Offer relating to Overseas Shareholders, to the extent required to permit such acceptance to be made, in each case during the acceptance period set out in paragraph 1.1 of Part B of Appendix I. If BH Acquisitions accordingly decides to permit such acceptance to be made, Capita Registrars will on behalf of BH Acquisitions accept the purported acceptance as an Electronic Acceptance on the terms of this document (as so waived, varied or modified) by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, Capita Registrars will on behalf of BH Acquisitions reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message. Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

(c)

the number of Northern Foods Shares held in uncertificated form in respect of which the Offer is to be accepted (i.e. the number of Northern Foods Shares to be transferred to escrow), together with their ISIN number (this is GB0006466089);

(d)	the member account ID and participant ID of Northern Foods Shareholder;

(e)	the participant ID of the Escrow Agent (this is RA10) and its member account ID specific to a Restricted Escrow Transfer (this is RESTRICT);

(f)	the intended settlement date;

(g)	input with a delivery instruction priority of 80;

(h)	the Corporate Action Number. This is allocated by Euroclear and can be found by viewing the relevant Corporate Action details in CREST; and

(i)	contact name and telephone number in the shared note field.

Each Restricted ESA instruction must, in order for it to be valid and settle, include the following details:

(j)

the number of Northern Foods Shares held in uncertificated form relevant to that Restricted ESA instruction (i.e. the number of Northern Foods Shares to be transferred to escrow), together with their ISIN number (this is GB0006466089);

(k)	the member account ID and participant ID of the accepting shareholder;

(l)	the member account ID and participant ID of the Escrow Agent set out in the Restricted Escrow Transfer;

(m)	the participant ID and the member account ID of the Escrow Agent relevant to the form of consideration required (this is RA10 and BHANOR01);

(n)	the CREST Transaction ID of the Restricted Escrow Transfer to which the Restricted ESA instruction relates;

(o)	input with a delivery instruction priority of 80;

(p)	the intended settlement date; and

(q)	the Corporate Action Number. This is allocated by Euroclear and can be found by viewing the relevant Corporate Action details in CREST.

6.3

The provisions of this paragraph 6 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Northern Foods Shareholder(s) or on a general basis by BH Acquisitions in its absolute discretion but only if BH Acquisitions is satisfied that such waiver, variance or modification will not constitute a breach of applicable securities or other laws. Subject to this, the provisions of this paragraph 6 supersede any terms of the Offer, which are inconsistent with it. References in this paragraph 6 to a Northern Foods Shareholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph 6 shall apply to them jointly and severally.

6.4

Neither BH Acquisitions nor Rothschild or Goldman Sachs or any agent or director of BH Acquisitions or Rothschild or Goldman Sachs or its advisers or any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

Part C

Form of Acceptance

Each Northern Foods Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with BH Acquisitions, Rothschild, Goldman Sachs and Capita Registrars (so as to bind him, his personal representatives, his heirs, successors and assigns) that:

(a)	the execution of a Form of Acceptance, whether or not any other Boxes are completed, shall (subject to the provisions of paragraph 6 of Part B of this Appendix I) constitute:

(i)

the acceptance of the Offer in respect of the number of the total number of Northern Foods Shares in certificated form registered in the relevant Northern Foods Shareholder’s name if an “X” is marked in Box 1 or the number of Northern Foods Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and

(ii)

an undertaking to execute any further documents, take any further action and give any further assurances which may be required to enable BH Acquisitions to obtain the full benefit of this Part C of Appendix I and/or to perfect any of the authorities expressed to be given in this Part C, in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject to the rights of withdrawal set out in paragraph 3 of Part B of Appendix I, each such acceptance shall be irrevocable;

(b)

if Box 1 of the Form of Acceptance is left blank or a number greater than such Northern Foods Shareholder’s registered holding appears in Box 1, the execution of a Form of Acceptance shall constitute an acceptance by such Northern Foods Shareholder of the terms of the Offer in respect of the total number of Northern Foods Shares registered in his name immediately prior to the latest time for receipt of the Form of Acceptance which can be taken into account for determining whether the Offer is unconditional;

(c)

Northern Foods Shares in certificated form in respect of which the Offer is accepted or deemed to be accepted are sold fully paid and free from all liens, equities, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights attaching existing as at the date of this document or subsequently attaching or accruing to them, including, without limitation, voting rights and the right to receive and retain, in full, all dividends and other distributions, if any, declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made, on or after the date of the Announcement. Accordingly, insofar as a dividend and/or a distribution and/or a return of capital is proposed, declared, made, paid or payable by Northern Foods in respect of a Northern Foods Share after the date of this document, BH Acquisitions reserves the right to reduce by the amount of the dividend and/or distribution and/or return of capital the price payable under the Offer in respect of a Northern Foods Share, except insofar as the Northern Foods Share is or will be transferred pursuant to the Offer on a basis which entitles BH Acquisitions alone to receive the dividend and/or distribution and/or return of capital but if that reduction in price has not been effected, the person to whom the Offer Price is paid in respect of that Northern Foods Share will be obliged to account to BH Acquisitions for the amount of such dividend or distribution or return of capital;

(d)	unless “NO” is inserted in Box 4 of the Form of Acceptance:

(i)

such Northern Foods Shareholder has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into or from any Restricted Jurisdiction or any other jurisdiction where such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements;

(ii)

such Northern Foods Shareholder has not otherwise utilised in connection with the Offer or the execution or delivery of the Form of Acceptance, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile or electronic transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facility of a national securities exchange of, any Restricted Jurisdiction;

(iii)	such Northern Foods Shareholder was outside any Restricted Jurisdiction when any Form of Acceptance was delivered or executed;

(iv)

such Northern Foods Shareholder is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside any Restricted Jurisdiction; and

(v)

if such Northern Foods Shareholder is a citizen, resident, or national of a jurisdiction outside any Restricted Jurisdiction, he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in BH Acquisitions, Rothschild or Goldman Sachs or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof;

(e)

the execution of the Form of Acceptance and its delivery to Capita Registrars constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Northern Foods Shareholder not having validly withdrawn his acceptance, the irrevocable and separate appointment of each of BH Acquisitions, Rothschild, Goldman Sachs and their respective directors or any person authorised by them, as such Northern Foods Shareholder’s attorney and/or agent (the “attorney”) and an irrevocable instruction and authorisation to the attorney:

(i)

to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney, in connection with the Offer, in relation to the Northern Foods Shares in certificated form in respect of which the Offer has been accepted or deemed to have been accepted in favour of BH Acquisitions or such other person or persons as BH Acquisitions or its agents may direct;

(ii)

to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney with the share certificate(s) and/or the other document(s) of title relating to such Northern Foods Shares for registration within six months of the Offer becoming unconditional in all respects; and

(iii)

to execute all such other documents and to do all such other acts and things as may in the opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer pursuant to the Form of Acceptance and to vest in BH Acquisitions or its nominee(s) the Northern Foods Shares referred to in paragraph (a) of this Part C;

(f)

the execution of a Form of Acceptance and its delivery constitutes, subject to the Offer becoming unconditional in all respects and to the accepting Northern Foods Shareholder not having validly withdrawn his acceptance, separate irrevocable authorities and requests (subject to paragraph 5 of Part B of Appendix I above):

(i)

to Northern Foods or its agents to procure the registration of the transfer of the Northern Foods Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect of such Northern Foods Shares to BH Acquisitions or as it may direct; and

(ii)

to BH Acquisitions and Rothschild and Goldman Sachs or their respective agents to procure the despatch by post (or by such other method as may be approved by the Panel) of the cheque for the cash consideration to which an accepting Northern Foods Shareholder is entitled, at the risk of such Northern Foods Shareholder, to the person or agent whose name and address (outside any Restricted Jurisdiction) is set out in Box 4 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside any Restricted Jurisdiction);

(g)

the execution of a Form of Acceptance and its delivery constitutes the irrevocable appointment of BH Acquisitions, Rothschild, Goldman Sachs and Capita Registrars and their respective directors and agents as the relevant Northern Foods Shareholder’s attorney and/or agent within the terms of paragraph 4 of Part B of this Appendix I in respect of the Northern Foods Shares in certificated form referred to in paragraph (a) of this Part C;

(h)

subject to the Offer becoming or being declared unconditional in all respects (or if the Offer would become unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:

(i)

BH Acquisitions or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Northern Foods or of any class of its shareholders) attaching to any Northern Foods Shares in certificated form in respect of which the Offer has been accepted or is deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn; and

(ii)

the execution of a Form of Acceptance by a Northern Foods Shareholder in respect of the Northern Foods Shares in certificated form comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A)

constitutes an authority to BH Acquisitions and/or its agents from such Northern Foods Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him/her as a member of Northern Foods in respect of such Northern Foods Shares (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Northern Foods Shares into certificated form) to BH Acquisitions at its registered office;

(B)

constitutes the irrevocable appointment of BH Acquisitions or any of its directors or agents to sign such documents and to do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Northern Foods Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such Northern Foods Shares and/or, where appropriate, any appointment pursuant to section 323 of the Companies Act, appointing any person nominated by BH Acquisitions to attend general and separate class meetings of Northern Foods and to exercise or refrain from exercising the votes attaching to such Northern Foods Shares on such Northern Foods Shareholder’s behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding conditions of the Offer; and

(C)

will also constitute the agreement of such Northern Foods Shareholder not to exercise any such rights without the consent of BH Acquisitions and the irrevocable undertaking of such Northern Foods Shareholder not to appoint a proxy or representative to attend any such general meeting or separate class meeting of Northern Foods;

(i)

he will deliver, or procure the delivery of, to Capita Registrars at the address and in the manner referred to in paragraph 3.1 of Part B to this Appendix I, his share certificate(s) and/or other document(s) of title in respect of the Northern Foods Shares in certificated form in respect of which the Offer has been accepted and in respect of which such acceptance has not been validly withdrawn, or an indemnity acceptable to BH Acquisitions in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(j)

he will do all such acts and things as shall be necessary or expedient to vest in BH Acquisitions or its nominee(s) or such other person as BH Acquisitions may decide the Northern Foods Shares referred to in paragraph (a) of this Part C in certificated form;

(k)

he agrees to ratify each and every act or thing which may be done or effected by BH Acquisitions, Rothschild, Goldman Sachs or Capita Registrars or any of their respective directors or agents or Northern Foods or any of its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities conferred by or referred to in Part B of this Appendix I or in this Part C and to indemnify each such person against any losses arising therefrom;

(l)	the terms and conditions of the Offer contained in this document are deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly;

(m)	on execution, the Form of Acceptance shall take effect as a deed;

(n)	if any provision of Part B or this Part C of Appendix I shall be unenforceable or invalid or shall not operate so as to afford BH Acquisitions, Rothschild, Goldman Sachs and/or any of their respective directors or agents the benefit or authorities expressed to be given therein, he shall, with all practicable speed, do all such acts and things and execute all such documents that may be required or desirable to enable BH Acquisitions, Rothschild, Goldman Sachs and/or any of their respective directors or agents to secure the full benefit of Part B or this Part C of Appendix I; and

(o)

in consideration of BH Acquisitions making any revised offer available to him as referred to in paragraph 4 of Part B of this Appendix I, the deemed acceptances, elections and authorities referred to in such paragraph 4 shall, subject to the right of withdrawal set out in paragraph 3 of Part B of this Appendix I, be irrevocable;

(p)	the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be construed accordingly;

(q)

he is the sole legal and beneficial owner of the Northern Foods Shares in certificated form in respect of which the Offer is accepted or deemed to be accepted or he is the legal owner of such Northern Foods Shares and he has the capacity and authority to execute the Form of Acceptance; and

(r)

the execution of the Form of Acceptance constitutes his agreement that any dispute or claim arising out of or in connection with the Offer or the Form of Acceptance or their subject matter, whether of a contractual or non-contractual nature, shall be governed by and construed in accordance with the law of England and Wales and his submission, in relation to all matters arising out of or in connection with the Offer or the Form of Acceptance, to the jurisdiction of the courts of England and Wales, save that nothing shall limit the right of BH Acquisitions or Rothschild or Goldman Sachs to bring any action, suit or proceeding arising out of or in connection with the Offer or the Form of Acceptance or in any other manner permitted by law or in any court of competent jurisdiction.

References in this Part C to a Northern Foods Shareholder shall include references to the person or persons executing the Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

In certain circumstances, BH Acquisitions may extend the Offer Period and take such further action as required by the City Code or other applicable laws.

Part D

Electronic Acceptances

Each Northern Foods Shareholder by whom, or on whose behalf, an Electronic Acceptance is made irrevocably undertakes, represents, warrants and agrees to and with BH Acquisitions, Rothschild, Goldman Sachs and Capita Registrars (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(a)

the Electronic Acceptance shall constitute an acceptance of the Offer in respect of the number of Northern Foods Shares in uncertificated form to which a TTE Instruction relates on and subject to the terms and conditions set out or referred to in this document and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of Appendix I, each such acceptance shall be irrevocable;

(b)

Northern Foods Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted are sold fully paid and free from all liens, equities, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights attaching existing as at the date of this document or subsequently attaching or accruing to them, including, without limitation, voting rights and the right to receive and retain, in full, all dividends and other distributions, if any, declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made, on or after the date of the Announcement. Accordingly, insofar as a dividend and/or a distribution and/or a return of capital is proposed, declared, made, paid or payable by Northern Foods in respect of a Northern Foods Share after the date of this document, BH Acquisitions reserves the right to reduce by the amount of the dividend and/or distribution and/or return of capital the price payable under the Offer in respect of a Northern Foods Share, except insofar as the Northern Foods Share is or will be transferred pursuant to the Offer on a basis which entitles BH Acquisitions alone to receive the dividend and/or distribution and/or return of capital but if that reduction in price has not been effected, the person to whom the Offer Price is paid in respect of that Northern Foods Share will be obliged to account to BH Acquisitions for the amount of such dividend or distribution or return of capital;

(c)	such Northern Foods Shareholder:

(i)

has not received or sent copies or originals of this document, the Form of Acceptance or any related offer documents, in, into or from any Restricted Jurisdiction where such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements and has not otherwise utilised in connection with the Offer or the execution or delivery of the Form of Acceptance, directly or indirectly, the mails of or any means or instrumentality (including, without limitation, facsimile or electronic transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national security exchange of any Restricted Jurisdiction;

(ii)	was outside any Restricted Jurisdiction at the time of the input and settlement of the relevant TTE Instruction(s);

(iii)

in respect of the Northern Foods Shares in uncertificated form, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside any Restricted Jurisdiction; and

(iv)

if such Northern Foods Shareholder is a citizen, resident, or national of a jurisdiction outside any Restricted Jurisdiction, he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in BH Acquisitions, Rothschild or Goldman Sachs or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof;

(d)	the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Northern Foods Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of each of BH Acquisitions, Rothschild, Goldman Sachs and their respective directors as such shareholder’s attorney and/or agent (the “attorney”) and an irrevocable instruction and authorisation to the attorney to do all such acts and things as may in the opinion of such attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and to vest in BH Acquisitions or its nominee(s) the Northern Foods Shares referred to in paragraph (a) of this Part D;

(e)	the Electronic Acceptance constitutes an irrevocable instruction and authority to the Escrow Agent:

(i)

subject to the Offer becoming unconditional in all respects in accordance with its terms and to the relevant Northern Foods Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as BH Acquisitions or its agents may direct) by means of CREST all or any of the Northern Foods Shares in uncertificated form to which such Electronic Acceptance related (but not exceeding the number of Northern Foods Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted); and

(ii)

if the Offer does not become unconditional in all respects, to give instructions to Euroclear, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all such Northern Foods Shares to the original available balance of the accepting Northern Foods Shareholder;

(f)

the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Northern Foods Shareholder not having validly withdrawn his acceptance irrevocable authorities and requests to BH Acquisitions or its agents to procure the making of a CREST payment obligation in favour of the Northern Foods Shareholder’s payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which such shareholder is entitled, provided that:

(i)	BH Acquisitions may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post; and

(ii)

if the Northern Foods Shareholder concerned is a CREST member whose registered address is in any Restricted Jurisdiction, any cash consideration to which such shareholder is entitled shall be paid by cheque despatched by post, at the risk of such shareholder. All such cheques shall be despatched to the first-named holder at an address outside any Restricted Jurisdiction stipulated by such Northern Foods Shareholder or as otherwise determined by BH Acquisitions;

(g)

the Electronic Acceptance constitutes the irrevocable appointment of BH Acquisitions, Rothschild, Goldman Sachs and/or Capita Registrars and their respective directors and agents within the terms of paragraph 4 of Part B of this Appendix I in respect of Northern Foods Shares in uncertificated form referred to in paragraph (a) of this Part D;

(h)

subject to the Offer becoming or being declared unconditional in all respects (or if the Offer would become unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:

(i)

BH Acquisitions or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Northern Foods or of any class of its shareholders) attaching to any Northern Foods Shares in uncertificated form in respect of which the Offer has been accepted or is deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn; and

(ii)

the making of an Electronic Acceptance by a Northern Foods Shareholder in respect of the Northern Foods Shares in uncertificated form comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A)

constitutes an authority to BH Acquisitions and/or its agents from such Northern Foods Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him/her as a member of Northern Foods in respect of such Northern Foods Shares (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Northern Foods Shares into certificated form) to BH Acquisitions at its registered office;

(B)

constitutes the irrevocable appointment of BH Acquisitions or any of its directors or agents to sign such documents and to do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Northern Foods Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such Northern Foods Shares and/or, where appropriate, any appointment pursuant to section 323 of the Companies Act, appointing any person nominated by BH Acquisitions to attend general and separate class meetings of Northern Foods and to exercise or refrain from exercising the votes attaching to such Northern Foods Shares on such Northern Foods Shareholder’s behalf), such votes (where relevant) to be case so far as possible to satisfy any outstanding conditions of the Offer; and

(C)

will also constitute the agreement of such Northern Foods Shareholder not to exercise any such rights without the consent of BH Acquisitions and the irrevocable undertaking of such Northern Foods Shareholder not to appoint a proxy or representative to attend any such general meeting or separate class meeting of Northern Foods;

(i)

if for any reason, any Northern Foods Shares in respect of which a TTE Instruction has been effected in accordance with paragraph 13 of Part II of this document are converted to certificated form, he will (without prejudice to paragraph (h)(ii)(A) of this Part D) immediately deliver or procure the immediate delivery of the share certificate(s) and/or other document(s) of title in respect of all such Northern Foods Shares as so converted to Capita Registrars at the address referred to in paragraph 3.1 of Part B of this Appendix I or to BH Acquisitions at its registered office or as BH Acquisitions or its agents may direct and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in Part C of this Appendix I in relation to such Northern Foods Shares, without prejudice to the application of this Part D so far as BH Acquisitions deems appropriate;

(j)

if he accepts the Offer, he will do all such acts and things as shall be necessary or expedient to vest in BH Acquisitions or its nominee(s) or such other persons as it may decide the Northern Foods Shares referred to in paragraph (a) of this Part D and all such acts and things as may be necessary or expedient to enable Capita Registrars to perform its functions as Escrow Agent for the purposes of the Offer;

(k)

the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (f) of this Part D shall, to the extent of the obligation so created, discharge in full any obligation of BH Acquisitions and/or Rothschild and/or Goldman Sachs to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(l)

he agrees to ratify each and every act or thing which may be done or effected by BH Acquisitions, Rothschild, Goldman Sachs or Capita Registrars or any of their respective directors or agents or Northern Foods or any of its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities conferred by or referred to in Part B or Part D of this Appendix I and to indemnify each such person against any losses arising therefrom;

(m)

by virtue of the Regulations, the making of an Electronic Acceptance constitutes an irrevocable power of attorney by the relevant holder of Northern Foods Shares in the terms of all the powers and authorities expressed to be given by Part B, Part D and (where applicable by virtue of paragraph (i) above of this Part D), Part C of this Appendix I to BH Acquisitions, Rothschild, Goldman Sachs and any of their respective agents;

(n)

if any provision of Part B or Part D of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford BH Acquisitions, Rothschild, Goldman Sachs and/or Capita Registrars or any of their respective directors or agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable BH Acquisitions, Rothschild, Goldman Sachs or any of their respective directors or agents to secure the full benefits of Part B and Part D of this Appendix I;

(o)

in consideration of BH Acquisitions making any revised offer available to him as referred to in paragraph 4 of Part B of this Appendix I, the deemed acceptances, elections and authorities referred to in such paragraph 4 shall, subject to the right of withdrawal set out in paragraph 3 of Part B of this Appendix I, be irrevocable;

(p)

he is the sole legal and beneficial owner of the Northern Foods Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted or he is the legal owner of such Northern Foods Shares and he has the capacity and authority to effect an Electronic Acceptance; and

(q)

the making of an Electronic Acceptance constitutes his acceptance of the terms and conditions of the Offer and his agreement that any dispute or claim arising out of or in connection with the Offer or the Electronic Acceptance or their subject matter, whether of a contractual or non-contractual nature, shall be governed by and construed in accordance with the law of England and Wales and his submission, in relation to all matters arising out of or in connection with the Offer or the Electronic Acceptance, to the jurisdiction of the courts of England and Wales, save that nothing shall limit the right of BH Acquisitions, Rothschild or Goldman Sachs to bring any action, suit or proceeding arising out of or in connection with the Offer or the Electronic Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

References in this Part D to a Northern Foods Shareholder shall include references to the person or persons making an Electronic Acceptance and, in the event of more than one person executing an Electronic Acceptance, the provisions of this Part D shall apply to them jointly and to each of them.

In certain circumstances, BH Acquisitions may extend the Offer Period and take such further action as required by the City Code or other applicable laws.

APPENDIX II

Financial Information on Northern Foods

The following table sets out financial information in respect of Northern Foods as required by Rule 24.2(e) of the City Code. References in the first column are to Rule 24.2(a), as required to be set out in accordance with Rule 24.2(e). The documents referred to in the table, the publication of which has previously been announced through a Regulatory Information Service, are incorporated into this document by reference:

City Code Reference	Financial Information to be published	Reference

24.2(a)(i) and (v)

For the last 3 financial years for which the information has been published and in respect of any interim statement or preliminary announcement made since the last published audited accounts, turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share.

http://www.northernfoods.com/investors/results-and-presentations.htm

Click on the link “2010/2011”

Click on the link “Interim Results 2010/11”

Page 15 provides the unaudited condensed consolidated income statement for the 26 weeks ended 2 October 2010.

http://www.northernfoods.com/investors/annual-reports.htm

Click on the link “2009/10 Annual Report—Online version” Click on the link “Financial statements”

Click on the link “All Financial Statements”

Page 62 provides the audited consolidated income statement for the financial year ended 3 April 2010.

http://www.northernfoods.com/investors/annual-reports.htm

Click on the link “2008/09 Annual Report—Online version” Click on the link “Financial statements”

Click on the link “Download complete financial statements”

Page 2 provides the audited consolidated income statement for the financial year ended 28 March 2009.

http://www.northernfoods.com/investors/results-and-presentations.htm

Click on the link “2007/08”

Click on the link “Full Year Report 2007/08”

The audited consolidated income statement on page 56 of the report provides the consolidated income statement for the financial year ended 29 March 2008.

24.2(a)(ii)	Statement of the assets and liabilities shown in the last published audited accounts.

http://www.northernfoods.com/investors/annual-reports.htm

Click on the link “2009/10 Annual Report—Online version” Click on the link “Financial statements”

Click on the link “All Financial Statements”

Page 63 provides the consolidated balance sheet as at 3 April 2010.

24.2(a)(iii)	A cash flow statement if provided in the last published audited accounts.

http://www.northernfoods.com/investors/annual-reports.htm

Click on the link “2009/10 Annual Report—Online version” Click on the link “Financial statements”

Click on the link “All Financial Statements”

Page 65 provides the consolidated cash flow statement for the financial year ended 3 April 2010.

24.2(a) (vi), and (viii)

Significant accounting policies, together with any points from the notes to the accounts, which are of major relevance to an appreciation of the figures including those relating to inflation-adjusted information.

http://www.northernfoods.com/investors/results-and-presentations.htm

Click on the link “2010/2011”

Click on the link “Interim Results 2010/11”

Pages 19-20 provide details of the accounting policies applied to the unaudited condensed financial statements for the 26 weeks ended 2 October 2010.

http://www.northernfoods.com/investors/annual-reports.htm

Click on the link “2009/10 Annual Report—Online version”

Click on the link “Financial statements”

Click on the link “All Financial Statements”

Pages 66-73 provide details of the accounting policies applied to the financial statements for the year ended 3 April 2010.

Pages 74-130 comprise the notes to the financial statements for the year ended 3 April 2010.

http://www.northernfoods.com/investors/annual-reports.htm

Click on the link “2008/09 Annual Report—Online version”

Click on the link “Financial statements”

Click on the link “Download complete financial statements”

Pages 6-12 provide details of the accounting policies applied to the financial statements for the year ended 28 March 2009.

Pages 13-55 comprise the notes to the financial statements for the year ended 28 March 2009.

http://www.northernfoods.com/investors/results-and-presentations.htm

Click on the link “2007/08”

Click on the link “Full Year Report 2007/08”

Pages 60-65 provide details of the accounting policies applied to the financial statements for the year ended 29 March 2008.

Pages 66-111 comprise the notes to the financial statements for the year ended 29 March 2008.

For the avoidance of doubt, save for the financial information referred to above which is incorporated by reference into this document, the content of Northern Foods’ website is not incorporated into and does not form part of this document.

Northern Foods will provide without charge to each person to whom a copy of this document has been delivered (upon the written or oral request of such person) a copy of any document incorporated by reference into this document. Requests for copies of any such documents should be directed in writing to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham BR3 4TU or by telephone on 0871 664 0444 or, if calling from outside the United Kingdom, on +44 (0)20 8639 3399. Copies of any document or information incorporated by reference into this document will not be provided unless such a request is made.

APPENDIX III

Financial Information on Boparan Holdings

The following table sets out financial information in respect of Boparan Holdings as required by Rule 24.2(c)(i) of the City Code. References in the first column are to Rule 24.2(a), as required to be set out in accordance with Rule 24.2(c)(i). The documents referred to in the table, the publication of which has previously been announced through a Regulatory Information Service, are incorporated into this document by reference:

City Code Reference	Financial Information to be published	Reference

24.2(a)(i)

For the last 3 financial years for which the information has been published, turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share.

http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2009.pdf

Provides the audited annual accounts of Boparan Holdings for the financial period ended 1 August 2009.

http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2008.pdf

Provides the audited annual accounts of Boparan Holdings for the financial period ended 2 August 2008.

http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2007.pdf

Provides the audited annual accounts of Boparan Holdings for the financial year ended 31 July 2007.

24.2(a)(ii)	Statement of the assets and liabilities shown in the last published audited accounts.	http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2009.pdf Page 9 provides the consolidated balance sheet of Boparan Holdings as at 1 August 2009.

24.2(a)(iii)	A cash flow statement if provided in the last published audited accounts.

http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2009.pdf

Page 11 provides the consolidated cash flow of Boparan Holdings for the financial period ended 1 August 2009.

24.2(a)(vii) and (viii)	Significant accounting policies, together with any points from the notes to the accounts, which are of major relevance to an appreciation of the figures

http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2009.pdf

Pages 12-14 provide details of the accounting policies applied to the audited annual accounts of Boparan Holdings for the financial period ended 1 August 2009.

Pages 12-37 comprise the notes to the audited annual accounts of Boparan Holdings for the financial period ended 1 August 2009.

http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2008.pdf

Pages 12-14 provide details of the accounting policies applied to the audited annual accounts of Boparan Holdings for the financial period ended 1 August 2008.

Pages 12-33 comprise the notes to the audited annual accounts of Boparan Holdings for the financial period ended 2 August 2008.

http://www.2sfg.com/northern-foods-plc-cash-offer/110207-bh-report-and-financial-statement-2007.pdf

Pages 12-13 provide details of the accounting policies applied to the audited annual accounts of Boparan Holdings for the financial year ended 31 July 2007.

Pages 12-30 comprise the notes to the audited annual accounts of Boparan Holdings for the financial year ended 31 July 2007.

For the avoidance of doubt, save for the financial information referred to above which is incorporated by reference into this document, the content of BH Acquisitions’ website is not incorporated into and does not form part of this document.

BH Acquisitions will provide without charge to each person to whom a copy of this document has been delivered (upon the written or oral request of such person) a copy of any document incorporated by reference into this document. Requests for copies of any such documents should be directed in writing to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham BR3 4TU or by telephone on 0871 664 0444 or, if calling from outside the United Kingdom, on +44 (0)20 8639 3399. Copies of any document or information incorporated by reference into this document will not be provided unless such a request is made.

APPENDIX IV

Additional Information

1	Responsibility

(a)

The BH Acquisitions Directors whose names are set out in paragraph 2(a) below, and the Boparan Directors whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document, other than information relating to the Northern Foods Group, the Northern Foods Directors, members of their close relatives (references to close relatives in this Appendix IV shall include a civil partner) and related trusts and companies. To the best of the knowledge and belief of the BH Acquisitions Directors and the Boparan Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of that information.

(b)

The Northern Foods Directors, whose names are set out in paragraph 2(c) of this Part Appendix IV, accept responsibility for the information contained in this document relating to the Northern Foods Group and the Northern Foods Directors, their close relatives (references to close relatives in this Appendix IV shall include a civil partner) and related trusts and companies. To the best of the knowledge and belief of the Northern Foods Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of that information.

2	Directors

(a)	The directors of BH Acquisitions are:

Name	Position held

Ranjit Boparan	Director

Baljinder Boparan	Director

Jon Silk	Director

The registered office of BH Acquisitions, which is also the business address of the above directors, is Dial Lane, West Bromwich, Birmingham, West Midlands, B70 0EB. BH Acquisitions is a wholly owned subsidiary of Boparan Holdings. BH Acquisitions was formed for the purpose of making the Offer. It was incorporated in England and Wales as a private limited company on 17 January 2011 with registered number 07495745. Prior to the Announcement of the Offer and save in relation to the making of the offer, BH Acquisitions had not carried on any business and no accounts for BH Acquisitions have been prepared.

(b)	The directors of Boparan Holdings are:

Name	Position held

Ranjit Boparan	Director

Baljinder Boparan	Director

Jon Silk	Director

John Michael Jack	Non-executive Director

David Gregory	Non-executive Director

The registered office of Boparan Holdings, which is also the business address of the above directors, is Dial Lane, West Bromwich, Birmingham, West Midlands, B70 0EB.

(c)	The directors of Northern Foods are:

Name	Position held

Anthony Hobson	Chairman

Simon Herrick	Acting Chief Executive Officer

Orna Ni-Chionna	Non-executive Director

David Nish	Non-executive Director

Tony Illsley	Non-executive Director

Sandra Turner	Non-executive Director

The registered office of Northern Foods, which is also the business address of the above directors, is 2180 Century Way, Thorpe Park, Leeds, West Yorkshire, LS15 8ZB.

3	Market quotations

Set out below are the closing prices for Northern Foods Shares on:

(a)	the first dealing day in each of the six months immediately before the date of this document;

(b)	16 November 2010 (being the last dealing day prior to the commencement of the Offer Period); and

(c)	7 February 2011 (being the latest practicable date prior to the publication of this document).

Date	Northern Foods Share price (pence)

7 February 2011	74.75

1 February 2011	74.75

4 January 2011	61.5

1 December 2010	59.0

16 November 2010	45.25

1 November 2010	47.0

1 October 2010	45.75

1 September 2010	45.75

4	Interests and dealings

(a)	For the purposes of this paragraph 4:

(i)

“acting in concert” with a person means any other person acting or deemed to be acting in concert with that first person for the purposes of the City Code and the Offer. Persons who will be presumed to be acting in concert with other persons include:

(A)

a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(B)

connected advisers (and persons controlling, controlled by or under the same control as such connected advisers except in the capacity of an exempt fund manager or an exempt principal trader) with their clients;

(C)	a company with any of it directors (together with their close relatives and related trusts); and

(D)	the pension funds of the company or any company covered in sub-paragraph (A) above;

(ii)

“arrangement” includes any indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

(iii)

“connected adviser”, in relation to BH Acquisitions or Northern Foods, means an organisation which is advising that party in relation to the Offer, its corporate broker, an organisation which is advising a person acting in concert with BH Acquisitions or Northern Foods in relation to the Offer or in relation to a matter which is the reason for that person being a member of the concert party, or an organisation which is advising an associate covered in sub-paragraph (ii)(A) above in relation to the Offer;

(iv)

“control” means an interest, or interests, in shares carrying in aggregate 30 per cent. or more of the voting rights attributable to the capital of the company which are currently exercisable at a general meeting, irrespective of whether such interest or interests give de facto control;

(v)

“dealing” includes: (A) the acquisition or disposal of securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities, or of general control of securities; (B) the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any securities; (C) subscribing or agreeing to subscribe for securities; (D) the exercise or conversion, whether in respect of new or existing securities, of any securities carrying conversion or subscription rights; (E) the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to securities; (F) entering into, terminating or varying the terms of any agreement to purchase or sell securities; and (G) any other action resulting, or which may result, in an increase or decrease in the number of securities in which a person is interested or in respect of which he has a short position;

(vi)	“derivative” means any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(vii)

“disclosure period” means the period commencing 17 November 2009 (the date 12 months prior to the date of commencement of the Offer Period) and ending on 7 February 2011 (being the latest practicable date prior to the publication of this document);

(viii)

a person has an “interest” or is “interested” in securities if he has a long economic exposure, whether absolute or conditional, to changes in the price of those securities and in particular covers: (A) legal title and beneficial ownership (i.e. the ability to exercise, or control the exercise of, voting rights); (B) the right, option or obligation to acquire, call for or take delivery of securities under an option or derivative; and (C) the situation where a person holds a derivative referenced to, or which may result in, a long position in securities;

(ix)	“offer period” means the period from and including 17 November 2010 and to 7 February 2011 (being the latest practicable date prior to the publication of this document);

(x)	“relevant securities of BH Acquisitions” includes equity share capital of BH Acquisitions and securities of BH Acquisitions carrying conversion or subscription rights into any of the foregoing;

(xi)	“relevant securities of Boparan Holdings” includes equity share capital of BH Acquisitions and securities of Boparan Holdings carrying conversion or subscription rights into any of the foregoing;

(xii)

“relevant securities of Greencore” includes (A) equity share capital of Greencore; (B) any other securities of Greencore conferring voting rights; and/or (C) securities of Greencore carrying conversion or subscription rights into any of the foregoing;

(xiii)

“relevant securities of Northern Foods” includes (A) Northern Foods Shares and any other securities of Northern Foods conferring voting rights; (B) equity share capital of Northern Foods; and/or (C) securities of Northern Foods carrying conversion or subscription rights into any of the foregoing;

(xiv)

references to directors being “interested” in relevant securities include details of all interests, short positions and borrowings of any other persons whose interests in shares the director is taken to be interested in pursuant to Part 22 of the Companies Act and related regulations; and

(xv)	in the event there is any inconsistency between the definitions provided herein and the City Code, those used in the City Code shall prevail.

(b)	Interests in relevant securities in Northern Foods

(i)	At the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), BH Acquisitions held 22,400,000 Northern Foods Shares.

(ii)

At the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), BH Acquisitions Directors or Boparan Directors, their close relatives and related trusts and companies were interested in the following relevant securities of Northern Foods:

Name	Number of Northern Foods Shares

Frances Silk	4

John Michael Jack	90

Saerimner Limited	30,924,465

(iii)

Save as disclosed under paragraph (b)(ii) above, at the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), no persons acting, or presumed to be acting, in concert with BH Acquisitions were interested in relevant securities of Northern Foods.

(iv)

Save as disclosed under paragraphs (b)(ii) and (iii) above, at the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), no persons, with whom BH Acquisitions nor any person acting in concert with BH Acquisitions has an arrangement in relation to relevant securities of Northern Foods, were interested in relevant securities of Northern Foods.

(v)

At the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), BH Acquisitions or persons acting in concert with it had borrowed or lent (including for these purposes any financial collateral arrangements) the following relevant securities of Northern Foods:

Name	Number of Northern Foods Shares	Type of Northern Foods Shares

Goldman, Sachs & Co	13,034	BORROW

Goldman, Sachs & Co	13,034	LOAN

(vi)

At the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), Northern Foods Directors, their close relatives and related trusts and companies were interested in or had a right to subscribe for the following relevant securities of Northern Foods:

Name	Number of Northern Foods Shares

Anthony Hobson	30,000

Orna Ni-Chionna	25,000

David Nish	10,000

Note:

(1)

The former Chief Executive of Northern Foods, Stefan Barden, has an interest in 2,435,686 Northern Foods Shares. With effect from 30 November 2010, Stefan Barden departed from his position of Chief Executive of Northern Foods.

(vii)

At the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), Northern Foods Directors, their close relatives and related trusts and companies were interested in the following options over Northern Foods Shares:

Northern Foods Performance Share Plan

Director	Number of Northern Foods Shares conditionally awarded	Date awarded	Share price at date of grant of award (pence)	Vesting date	Exercise price (pence)

Simon Herrick	1,166,158	9 July 2010	45.92	9 July 2013	Nil

Note:

(1)	The vesting of awards under the Northern Foods Performance Share Plan is subject to the achievement of performance targets.

Northern Foods Share Option Plan

Director	Number of Northern Foods Shares conditionally awarded	Grant date	Vesting date	Exercise price (pence)	Expiry date

Simon Herrick	21,777	9 July 2010	9 July 2013	45.92	8 January 2014

Notes:

(1)	The vesting of awards under the Northern Foods Company Share Option Plan is subject to the achievement of performance targets.

(2)	The share options are linked to PSP awards. If the options are exercised at a gain then the PSP awards will be forfeited to the same value.

(3)

251,313 Northern Foods Shares vested on 30 November 2010 pursuant to the second tranche of an individual share matching award entered into between Stefan Barden and Northern Foods on 4 June 2007 over 1,040,460 Northern Foods Shares. The remainder of the award lapsed. 53,544 of the 251,313 Northern Foods Shares were sold on 1 December 2010 in order to meet Northern Foods’ liabilities to operate pay-as-you-earn and account for national insurance.

(4)

Stefan Barden has an interest in 27,436 Northern Foods Shares pursuant to the LTIP. The award vested in July 2009 and the shares remain in trust until 2011. Stefan Barden also has interests in Northern Foods Shares pursuant to certain of the Northern Foods Share Schemes, as follows:

Northern Foods Performance Share Plan

Number of Northern Foods Shares conditionally awarded	Date awarded	Share price at date of grant of award (pence)	Vesting date	Exercise price (pence)

779,984	4 July 2008	57.00	4 July 2011	Nil

1,405,238	9 July 2009	51.92	9 July 2012	Nil

Note:

(1)	Stefan Barden’s award over 1,620,699 shares granted under the PSP on 9 July 2010 lapsed on 24 November 2010 in connection with his departure from Northern Foods.

Northern Foods Share Option Plan
Number of Northern Foods Shares conditionally awarded	Grant date	Vesting date	Exercise price (pence)	Expiry date

19,260	9 July 2009	9 July 2012	51.92	8 January 2013

Note:

(1)	Stefan Barden’s option over 21,777 shares granted under the Company Share Option Plan on 9 July 2010 lapsed on 24 November 2010 in connection with his departure from Northern Foods.

Northern Foods Savings Related Share Option Scheme
Number of Northern Foods share options	Grant date	Vesting date	Exercise price (pence)	Expiry date

11,166	20 December 2007	30 November 2010	76.00	31 May 2011

Note:

(1)	Stefan Barden’s options under the Savings Related Share Option Scheme became exercisable for a period of six months from 30 November 2010 in connection with his departure from Northern Foods.

(viii)

At the close of business on 7 February 2011 (being the latest practicable date prior to the publication of this document) unless otherwise stated, persons acting in concert with Northern Foods were interested or had rights to subscribe in the following relevant securities of Northern Foods:

Name	Nature of interest	Number of Northern Foods Shares

Northern Foods Trustees Limited	Beneficial interest through an index fund managed by a third party. Northern Foods Trustees Limited may exercise powers to deal in its interests in such index fund	864	(1)

CCR Asset Management S.A.	Holding of Northern Foods Shares	2,792,894	(2)

Notes:

(1)

Disclosure reflects the last index fund valuation conducted on 31 January 2011. As at close of business on 16 December 2010, being the latest practicable date prior to publication of the merger document by Northern Foods in connection with the Greencore Merger, Northern Foods Trustees Limited was interested in 970 Northern Foods Shares. The difference is due to valuation fluctuations and not as the result of any dealings.

(2)	CCR Asset Management S.A. and UBS are both wholly-owned subsidiaries of UBS AG. Disclosure made at close of business on 4 February 2011.

(ix)

At the close of business on 7 February 2011 (being the latest practicable date prior to the publication of this document) neither Northern Foods nor any persons acting in concert with it had borrowed or lent (including for these purposes any financial collateral arrangements) relevant securities of Northern Foods.

(c)	Dealings in relevant securities of Northern Foods

(i)

Dealings in relevant securities of Northern Foods by BH Acquisitions, the BH Acquisitions Directors, their close relatives and related trusts and companies during the disclosure period were as follows:

Name	Date	Dealing	Number of Northern Foods Shares	Price per Northern Foods Share (pence)

Saerimner Limited	July and August 2010 (aggregated)	BUY	4,322,691	High 45.96 Low 42.50

Saerimner Limited	September 2010 (aggregated)	BUY	2,317,879	High 47.00 Low 45.64

Saerimner Limited	October 2010 (aggregated)	BUY	2,611,638	High 47.23 Low 45.70

Saerimner Limited	1/11/10 - 16/11/10	BUY	4,751,240	High 47.13 Low 45.03

Saerimner Limited	From 17/11/10 (Offer Period)	BUY	16,921,017	High 58.53 Low 55.16

BH Acquisitions	24/01/2011	BUY	22,400,094	73.00

(ii)	Dealings in relevant securities of Northern Foods by persons acting in concert with BH Acquisitions during the disclosure period were as follows:

Name	Trade Date	Number of Northern Foods Shares	Borrow/Loan	Type

Goldman, Sachs & Co	19/11/2009	1,453	Borrow	Partial Return

Goldman, Sachs & Co	19/11/2009	1,040	Borrow	Partial Return

Goldman, Sachs & Co	19/11/2009	541	Loan	Partial Return

Goldman, Sachs & Co	27/11/2009	475	Borrow	Partial Return

Goldman, Sachs & Co	27/11/2009	475	Loan	Partial Return

Goldman, Sachs & Co	11/12/2009	1,515	Borrow	Partial Return

Goldman, Sachs & Co	21/12/2009	163	Borrow	Partial Return

Goldman, Sachs & Co	29/12/2009	133,719	Borrow	New

Goldman, Sachs & Co	29/12/2009	133,719	Loan	New

Goldman, Sachs & Co	30/12/2009	120,847	Borrow	New

Goldman, Sachs & Co	30/12/2009	66,300	Loan	New

Goldman, Sachs & Co	31/12/2009	58,008	Borrow	Partial Return

Goldman, Sachs & Co	06/01/2010	45,528	Borrow	Partial Return

Goldman, Sachs & Co	06/01/2010	1,423	Borrow	Partial Return

Goldman, Sachs & Co	06/01/2010	1,423	Loan	Partial Return

Goldman, Sachs & Co	06/01/2010	45,528	Loan	Partial Return

Name	Trade Date	Number of Northern Foods Shares	Borrow/Loan	Type

Goldman, Sachs & Co	07/01/2010	1,622	Borrow	Partial Return

Goldman, Sachs & Co	08/01/2010	1,671	Borrow	Partial Return

Goldman, Sachs & Co	08/01/2010	1,671	Loan	Partial Return

Goldman, Sachs & Co	11/01/2010	23,684	Borrow	Partial Return

Goldman, Sachs & Co	11/01/2010	23,684	Loan	Partial Return

Goldman, Sachs & Co	13/01/2010	20,679	Borrow	Partial Return

Goldman, Sachs & Co	13/01/2010	20,679	Loan	Partial Return

Goldman, Sachs & Co	14/01/2010	30,294	Borrow	Full Return

Goldman, Sachs & Co	14/01/2010	18,819	Borrow	Full Return

Goldman, Sachs & Co	14/01/2010	10,440	Borrow	New

Goldman, Sachs & Co	14/01/2010	21,199	Borrow	Partial Return

Goldman, Sachs & Co	14/01/2010	21,199	Borrow	Partial Return

Goldman, Sachs & Co	14/01/2010	10,440	Borrow	Partial Return

Goldman, Sachs & Co	14/01/2010	2,380	Borrow	Partial Return

Goldman, Sachs & Co	14/01/2010	15,575	Loan	Full Return

Goldman, Sachs & Co	14/01/2010	31,717	Loan	Full Return

Goldman, Sachs & Co	14/01/2010	6,904	Loan	Partial Return

Goldman, Sachs & Co	14/01/2010	10,440	Loan	Partial Return

Goldman, Sachs & Co	14/01/2010	21,199	Loan	Partial Return

Goldman, Sachs & Co	14/01/2010	21,199	Loan	Partial Return

Goldman, Sachs & Co	19/01/2010	10,440	Borrow	Full Return

Goldman, Sachs & Co	21/01/2010	393	Borrow	Partial Return

Goldman, Sachs & Co	21/01/2010	74	Loan	Partial Return

Goldman, Sachs & Co	21/01/2010	393	Loan	Partial Return

Goldman, Sachs & Co	01/03/2010	1,074	Borrow	Partial Return

Goldman, Sachs & Co	01/03/2010	1,074	Borrow	Partial Return

Goldman, Sachs & Co	24/03/2010	277,373	Borrow	New

Goldman, Sachs & Co	24/03/2010	277,373	Loan	New

Goldman, Sachs & Co	26/03/2010	5,976	Loan	Partial Return

Goldman, Sachs & Co	01/04/2010	143,610	Loan	New

Goldman, Sachs & Co	01/04/2010	143,610	Loan	Partial Return

Goldman, Sachs & Co	06/04/2010	2,872	Borrow	Partial Return

Goldman, Sachs & Co	06/04/2010	51	Borrow	Partial Return

Goldman, Sachs & Co	06/04/2010	51	Loan	Partial Return

Goldman, Sachs & Co	09/04/2010	38,106	Borrow	Partial Return

Goldman, Sachs & Co	09/04/2010	38,106	Loan	Partial Return

Goldman, Sachs & Co	13/04/2010	105,453	Loan	Full Return

Goldman, Sachs & Co	13/04/2010	127,787	Loan	Full Return

Goldman, Sachs & Co	17/05/2010	3,104	Loan	Partial Return

Goldman, Sachs & Co	21/07/2010	233,472	Loan	New

Goldman, Sachs & Co	23/07/2010	2,872	Borrow	Partial Return

Goldman, Sachs & Co	26/07/2010	82,275	Borrow	Partial Return

Goldman, Sachs & Co	26/07/2010	73,872	Loan	Partial Return

Name	Trade Date	Number of Northern Foods Shares	Borrow/Loan	Type

Goldman, Sachs & Co	26/07/2010	74,596	Loan	Partial Return

Goldman, Sachs & Co	27/07/2010	66,193	Borrow	Partial Return

Goldman, Sachs & Co	26/08/2010	3,733	Borrow	Partial Return

Goldman, Sachs & Co	01/10/2010	81,271	Borrow	Full Return

Goldman, Sachs & Co	01/10/2010	81,271	Loan	Partial Return

Goldman, Sachs & Co	22/11/2010	1,200,000	Borrow	New

Goldman, Sachs & Co	23/11/2010	250,000	Borrow	New

Goldman, Sachs & Co	24/11/2010	1,200,000	Borrow	Full Return

Goldman, Sachs & Co	24/11/2010	250,000	Borrow	Full Return

(iii)

Save as disclosed in paragraph 4(c)(ii) above, there were no dealings in relevant securities of Northern Foods by BH Acquisitions and persons acting in concert with BH Acquisitions during the disclosure period.

(d)	Interests and dealings in relevant securities of BH Acquisitions

(i)

Neither Northern Foods nor any of Northern Foods Directors owns or controls or is, directly or indirectly, interested in any relevant securities of BH Acquisitions, nor has any such person dealt for value in any relevant securities of BH Acquisitions during the offer period.

(e)	Interests and dealings in relevant securities of Greencore

(i)

As at the close of business on 7 February 2011 (being the last practicable date prior to the publication of this document), BH Acquisitions or persons acting in concert with it had borrowed or lent (including for these purposes any financial collateral arrangements) the following relevant securities of Greencore:

Name	Number of Greencore shares	Type of Greencore shares

Goldman, Sachs & Co	87,471	Borrow

(ii)	Dealings in relevant securities of Greencore by persons acting in concert with BH Acquisitions during the disclosure period were as follows:

Name	Trade Date	Number of Greencore shares	Borrow/Loan	Type

Goldman, Sachs & Co	09/02/2010	30,945	Borrow	New

Goldman, Sachs & Co	12/02/2010	69,567	Borrow	New

Goldman, Sachs & Co	16/02/2010	50,000	Borrow	New

Goldman, Sachs & Co	16/03/2010	87,471	Borrow	New

Goldman, Sachs & Co	22/11/2010	150,000	Borrow	New

Goldman, Sachs & Co	23/11/2010	150,000	Borrow	New

Goldman, Sachs & Co	24/11/2010	150,000	Borrow	Full Return

Goldman, Sachs & Co	08/12/2010	150,000	Borrow	Full Return

Goldman, Sachs & Co	13/01/2011	30,945	Borrow	Full Return

Goldman, Sachs & Co	13/01/2011	69,567	Borrow	Full Return

Goldman, Sachs & Co	20/01/2011	50,000	Borrow	Full Return

(iii)

Neither BH Acquisitions, Boparan Holdings, the BH Acquisitions Directors, the Boparan Directors, or any member of their immediate families or related trusts or companies owns or controls or is, directly or indirectly, interested in any relevant securities of Greencore, nor has any such person dealt for value in any relevant securities of Greencore during the disclosure period.

(iv)

Save as disclosed in paragraphs 4(e)(i) and (ii) above, neither BH Acquisitions, nor Boparan Holdings, or any person acting in concert with either of them, owns or controls or is, directly or indirectly, interested in any relevant securities of Greencore, nor has any such person dealt for value in any relevant securities of Greencore during the disclosure period.

(v)	Neither BH Acquisitions, nor Boparan Holdings or any person acting in connection with either of them, has any arrangement with any person in relation to relevant securities of Greencore.

(vi)

Neither Northern Foods, nor any Northern Foods Director, nor any of their close relatives and related trusts is interested in or has any rights to subscribe for any relevant securities of Greencore as at the close of business on 7 February 2011 (being the latest practicable date prior to the publication of this document) nor has any such person dealt therein during the Offer Period.

(vii)

At the close of business on 7 February 2011 (being the latest practicable date prior to the publication of this document) unless otherwise stated, the following persons acting in concert with Northern Foods were interested in or had rights to subscribe for the following relevant securities of Greencore:

Name	Nature of Interest	Number of Greencore Shares

CCR Asset Management S.A.	Holding of Greencore Shares	3,044,798(1)

Note:

(1) CCR Asset Management S.A. and UBS are both wholly-owned subsidiaries of UBS AG. Disclosure made at the close of business on 4 February 2011.

(viii)

Save as disclosed in paragraph 4(e)(vii) above, no persons acting in concert with Northern Foods and no person with whom Northern Foods or a person acting in concert with Northern Foods has an arrangement was interested in or has any rights to subscribe for any relevant securities of Greencore as at the close of business on 7 February 2011 (being the latest practicable date prior to the publication of this document) nor has any such person dealt for value therein during the Offer Period.

Note:

(1) This statement is given for UBS as a concert party as at the close of business on 4 February 2011.

(ix)	Neither Northern Foods nor any person acting in concert with Northern Foods has borrowed or lent any relevant securities of Greencore.

(f)	General

(i)	Save as set out above, as at the close of business on 7 February 2011 (being the latest practicable date prior to the publication of this document):

(A)

neither BH Acquisitions nor any directors of BH Acquisitions or any member of his immediate family or his related trusts or companies, or any person acting in concert with BH Acquisitions, or any person with whom BH Acquisitions or any person acting in concert with BH Acquisitions has an arrangement, is interested in any relevant securities or had any rights to subscribe or had any short positions in respect of any relevant securities of Northern Foods, nor has any such person dealt in such securities during the disclosure period;

(B)

neither Northern Foods, nor any Northern Foods Director or any member of his immediate family or his related trusts or companies is interested in any relevant securities of Northern Foods, nor has any such person dealt in such securities during the offer period;

Note:

(1) 251,313 Northern Foods Shares vested on 30 November 2010 pursuant to the second tranche of an individual share matching award entered into between Stefan Barden and Northern Foods on 4 June 2007 over 1,040,460 Northern Foods Shares. The remainder of the award lapsed. 53,544 of the 251,313 Northern Foods Shares were sold on 1 December 2010 in order to meet Northern Foods’ liabilities to operate PAYE and account for national insurance.

(C)

neither Northern Foods nor any person acting in concert with Northern Foods, or any person with whom Northern Foods or any person acting in concert with Northern Foods has an arrangement is interested in any relevant securities of Northern Foods, nor has any such person dealt in such securities during the offer period;

(D)	neither BH Acquisitions nor any person acting in concert with BH Acquisitions has any arrangement with any person in relation to relevant securities of Northern Foods; and

(E)	neither Northern Foods nor any person acting in concert with Northern Foods has any arrangement with any person in relation to relevant securities of Northern Foods.

5	Service agreements and compensation of the Northern Foods Directors

(a)	Executive Northern Foods Director’s service agreement

The following are details of the service contracts of the executive Northern Foods Directors:

Name	Date of Agreement	Salary per annum (£)	Holiday (days)	Benefits on termination	Term	Company Notice Period	Executive Notice Period	Expense	Confidentiality obligations

Simon Herrick	5 November 2009	357,000	25 (in addition to bank and public holidays)	None other than payment in lieu of notice period in respect of salary, and provision of or payment in lieu of car allowance and health benefits	Indefinite (until the executive Director reaches 65 years old)	12 months	6 months	All reasonable expenses incurred in the performance of the executive Northern Foods Director’s duties	During and after employment

Save as described below with respect to the changes to Simon Herrick’s terms as a result of his appointment as Acting Chief Executive (effective from 30 November 2010) and the departure of Stefan Barden as Chief Executive (also effective from 30 November 2010), there have been no changes to the service agreements of the executive Northern Foods Directors in the six months prior to the date of this document.

As a result of Simon Herrick’s appointment as Acting Chief Executive with effect from 30 November 2010, he will receive an annual salary supplement of £43,000 which is non-pensionable and subject to such deductions for tax and national insurance contributions as are legally required. Should Simon Herrick continue to hold the Acting Chief Executive position after 31 March 2011, he and Northern Foods are able to reconsider the amount of the salary supplement.

In connection with Stefan Barden’s departure from Northern Foods on 30 November 2010 he has received/will receive: (i) his salary and benefits as usual up to 30 November 2010; (ii) any accrued but untaken holiday; (iii) £42,684.88 (less legally required deductions), being one month’s payment in lieu of notice; (iv) £57,000 as a redundancy payment of which £30,000 is tax-free and the remainder is taxable but not subject to national insurance contributions. Stefan Barden shall be treated as a good leaver pursuant to the Northern Foods Short Term Incentive Plan (STIP) 2010/11. Any bonus payment will be made in accordance with the rules of that plan. Stefan Barden was treated as a good leaver in respect of his awards under the PSP granted in 2008 and 2009. Such awards shall vest on their normal vesting date, subject to performance targets and time pro-rating, in accordance with the rules of the PSP. Stefan Barden’s awards under the PSP granted in 2010 lapsed on the date notice of his cessation of employment was given. Stefan Barden was a good leaver under the terms of the share award agreement entered into between Stefan Barden and Northern Foods on 4 June 2007. Such award vested on the date of cessation of his employment to the extent determined in accordance with the performance target, in accordance with the terms of that agreement. The number of shares in respect of which such award vested was adjusted in accordance with the rules to take account of dividends declared prior to the date of cessation of employment. Stefan Barden was a good leaver under the Savings-Related Share Option Scheme. Stefan Barden’s shares held under the LTIP shall remain subject to the restrictions provided in the rules of the plan until their normal release date.

(b)	Non-executive Northern Foods Directors’ letters of appointment

The Chairman of Northern Foods and the non-executive Northern Foods Directors do not have service agreements but are appointed by letters of appointment. Details of the relevant terms of their letters of appointment are set out below.

Name	Date of Letter of Appointment	Date of expiry of current 3 year term	Current fee per annum (£)	Expenses	Company Notice Period	Non-Executive Notice Period	Confidentiality Obligations

Anthony Hobson	2 May 2008	27 May 2011	160,000	All reasonable incidental expenses incurred in attending board meetings or other functions arranged by Northern Foods or otherwise in connection with his role of Chairman of Northern Foods	6 months (or shorter if agreed by both the non-executive Chairman and Northern Foods)	3 months (or shorter if agreed by both the non-executive Chairman and Northern Foods)	During and after employment

David Nish	16 June 2008	30 June 2011	46,500(1)	All reasonable incidental expenses incurred in attending board meetings or other functions arranged by Northern Foods or otherwise in connection with his role as a non-executive Northern Foods Director	6 months (or shorter if agreed by both the non-executive Director and Northern Foods)	3 months (or shorter if agreed by both the non-executive Director and Northern Foods)	During and after employment

Orna Ni-Chionna	2 May 2008	27 May 2011	44,500(2)(3)	All reasonable incidental expenses incurred in attending board meetings or other functions arranged by Northern Foods or otherwise in connection with her role as a non-executive Northern Foods Director	6 months (or shorter if agreed by both the non-executive Director and Northern Foods)	3 months (or shorter if agreed by both the non-executive Director and Northern Foods)	During and after employment

Name	Date of Letter of Appointment	Date of expiry of current 3 year term	Current fee per annum (£)	Expenses	Company Notice Period	Non-Executive Notice Period	Confidentiality Obligations

Anthony Illsley	9 September 2009	1 October 2012	46,500(4)	All reasonable incidental expenses incurred in attending board meetings or other functions arranged by Northern Foods or otherwise in connection with his role as a non-executive Northern Foods Director	6 months (or shorter if agreed by both the non-executive Director and Northern Foods)	3 months (or shorter if agreed by both the non-executive Director and Northern Foods)	During and after employment

Sandra Turner	1 April 2010	30 April 2013	39,500	All reasonable and properly documented expenses incurred in performing the duties of her office	6 months	3 months	During and after employment

Notes:

(1)	David Nish’s annual fee includes a fee of £7,000 for chairing the audit committee.

(2)

Orna Ni-Chionna’s annual fee was reduced from £51,500 to £44,500 effective from 3 November 2010 to take account of her ceasing to chair the remuneration committee of Northern Foods (for which she was entitled to a fee of £7,000).

(3)	Orna Ni-Chionna’s annual fee includes an annual fee of £5,000 for her role as senior independent director.

(4)

Anthony Illsley’s annual fee was increased from £39,500 to £46,500 effective from 3 November 2010 to take account of his appointment to chair of the remuneration committee of Northern Foods (for which he is entitled to a fee of £7,000).

Other than the changes described at paragraph 5(b) above, there have been no other changes to the letters of appointment of any non-executive Northern Foods Directors in the six months before the date of this document.

Save as set out in paragraph 5(a) above, there are no existing or proposed service agreements between any Northern Foods Director and any member of the Northern Foods Group providing for benefits upon termination of employment.

(c)	Benefits - executive Northern Foods Director

Simon Herrick is entitled to receive the following benefits:

(i)

Simon Herrick participates in the Northern Foods Employees’ Self Invested Personal Pension (the “SIPP”), subject to the rules of the scheme. The SIPP is a defined contribution scheme. Northern Foods contributes 10 per cent. of Simon Herrick’s pensionable earnings (or 15 per cent. by salary sacrifice) to his SIPP per annum. Simon Herrick also participates in an annual short-term performance related incentive scheme. The Remuneration Committee of Northern Foods has discretion as to the terms and conditions of any bonus or incentive scheme and reserves the right to vary or terminate them. Simon Herrick has private medical expenses insurance (for himself, his spouse/ partner and children up to the age of 21), permanent health insurance and receives a death in service benefit of six times his annual salary under the Northern Foods Life Assurance Scheme. Simon Herrick also receives a car allowance of £14,400 per annum.

(ii)	Simon Herrick’s salary is reviewed annually on 1 April each year by the Remuneration Committee of Northern Foods.

(iii)	Simon Herrick’s service agreement does not provide for any commission or profit-sharing arrangements other than the incentive scheme referred to above.

(iv)

Simon Herrick is subject to post-termination obligations for a period of nine months from the date of termination of employment. The obligations relate to non-competition, non-soliciting of clients and certain employees, non-dealing with clients and not employing certain employees. In addition, Simon Herrick has an obligation which relates to non-interference with certain suppliers.

(v)	Simon Herrick’s employment will terminate automatically upon him reaching his 65th birthday.

(vi)

On termination of Simon Herrick’s employment he may be paid in lieu of notice. Such payment should equal his salary and the value of his car allowance, private medical expenses and permanent health insurance benefits for the remainder of the notice period. Simon Herrick may instead opt to continue to receive these benefits for the remainder of the notice period. Where notice is served by Northern Foods, the amount is paid in four equal installments in arrears until the earlier of it being paid in full or Simon Herrick taking up a remunerated position with another company, save that if he receives less remuneration under the new position compared to the payment in lieu of notice, Northern Foods shall pay the difference.

(vii)

Northern Foods has entered into an indemnity with Simon Herrick against certain liabilities incurred in certain circumstances in connection with the execution of his duties and to provide funds to him to meet certain expenditure in connection with litigation.

(d)	Benefits/termination - non-executive Northern Foods Directors

(i)	The non-executive Northern Foods Directors are not entitled to participate in any of Northern Foods’ shares, bonus or pension schemes or employee benefit arrangements.

(ii)

Save as indicated in paragraph 5(b) above and the footnotes thereto, none of the non-executive Northern Foods Directors occupy other positions in Northern Foods for which they receive a proportion of the fees detailed in that paragraph.

(iii)

Northern Foods has entered into an indemnity with each non-executive Northern Foods Director against certain liabilities incurred in certain circumstances in connection with the execution of their duties and to provide funds to them to meet certain expenditure in connection with litigation.

(iv)

Each non-executive Northern Foods Director’s term of office runs for three years subject to re-election at forthcoming annual general meetings. They are typically expected to serve two three-year terms, but the Northern Foods Board at its discretion may invite them to serve an additional term.

(v)

In respect of all non-executive Northern Foods Directors, their appointments will also terminate on the non-executive Northern Foods Director: (A) vacating office under the articles of association; (B) being removed from office as a director under the articles of association; or (C) with the exception of Sandra Turner (whose appointment would, in any case, be subject to termination in situations of serious conflict), being restricted, in the reasonable opinion of Northern Foods, from discharging his/her appointment by reason of a serious conflict of interest arising.

(e)	D&O insurance

Northern Foods maintains appropriate director’s and officer’s liability insurance for the benefit of each executive and non-executive Northern Foods Director and maintains such cover for any claims that might be lawfully brought against Directors during the policy period (including after they have ceased to be an executive or a non-executive Northern Foods Director, as the case may be).

(f)

Save as disclosed above, there are no service contracts between any Northern Foods Director and any member of Northern Foods Group and no such contract has been entered into or amended within the six months preceding the date of this document.

6	Financing arrangements and cash confirmation

(a)

The cash consideration payable under the Offer will be funded pursuant to a credit facility agreement made available to Boparan Holdings by Goldman Sachs (the “New Debt Financing”) and an intra-group loan between Boparan Holdings and BH Acquisitions. Further details of the New Debt Financing financing arrangements for the Offer are set out in paragraph 7.1 below.

(b)

Based on the existing issued ordinary share capital of Northern Foods of 468,662,510 Northern Foods Shares it is estimated that full acceptance of the Offer (excluding the Northern Foods Shares already owned by BH Acquisitions) would require the payment by BH Acquisitions, under the terms of the Offer, of a maximum amount of approximately £334 million in cash. Save as disclosed in paragraph 7.1 below, BH Acquisitions does not intend that the payment of interest on, repayment of, or security for any liability (contingent or otherwise) will depend to any significant extent on the business of Northern Foods.

(c)	Rothschild and Goldman Sachs are satisfied that the necessary financial resources are available to BH Acquisitions to enable it to satisfy full acceptance of the Offer.

7	Material contracts

7.1	Boparan Group

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) to which BH Acquisitions or any member of the Boparan Group is a party which are, or may be, material to the Boparan Group and which have been entered into in the 2 years immediately preceding the date of this document.

(a)	Facility Agreement

(i)

A facility agreement dated 21 January 2011 as amended and restated on 8 February 2011 (the “Facility Agreement”) for the provision of a term loan facility and revolving facility entered into between Boparan Holdings as the borrower, the Original Guarantors (as defined therein) and Goldman Sachs as arranger and Goldman Sachs Lending Partners LLC as underwriter, lender and facility agent, such agreement incorporating a guarantee to be granted by the Original Guarantors as regards the obligations of each Obligor under the Facility Agreement and certain connected documents. The proceeds of the term loan facility are to be used for purposes which include funding of the Offer. The revolving facility is to be used for general corporate purposes.

(ii)	The Facility Agreement is repayable in full on the earlier of the date:

(A)

falling 30 days after the first date of, or proposed date for, making a loan under the Facility Agreement (and a loan cannot be made prior to the date the Offer becomes or is declared unconditional in all respects);

(B)	falling 165 days after the date on which the announcement of the Acquisition in compliance with Rule 2.5 of the City Code was made; or

(C)

of first utilisation under the revolving facility or of the term loans which are contemplated to refinance or replace the Facility Agreement (as applicable) (and a loan cannot be made prior to the date the Offer becomes or is declared unconditional in all respects).

(iii)

Interest is payable at a rate per annum equal to the aggregate of (i) 6.00% per annum in the case of the term loan facility and 5.00% per annum in the case of the revolving facility, (ii) LIBOR (at not less than 2.00% in the case of the term loan facility) and (iii) mandatory costs.

(iv)	The Facility Agreement contains representations, undertakings and events of default customary for facilities of this type.

(b)	Deed of Agreement

(i)

On 21 January 2011, Boparan Holdings entered into an agreement (the “Deed of Agreement”) with the Pension Trustee who is the trustee of each of the Northern Foods Pension Scheme (“NFPS”) and the Northern Foods Pension Builder Scheme (the “Schemes”).

(ii)

The Deed of Agreement provides that, upon the Offer becoming or being declared unconditional in all respects, Boparan Holdings undertakes to provide certain benefits to the Pension Trustee. In particular, Boparan Holdings will:

(A)

guarantee deficit recovery payments under the recovery plan for the NFPS amounting to £15 million per year for each of the years of 2011 to 2021, such payments being payable in the normal course by the principal and participating employers of the NFPS;

(B)

ensure that each of the Northern Foods Group companies currently participating in the NFPS enter into cross guarantees about payments into the Schemes including the schedule of contributions and any payments under section 75/75a of the Pensions Act 1995;

(C)

agree to a restriction on the payment of dividends from Boparan Holdings for a period of 3 years such that no dividend will be paid until the amount payable in respect of the current recovery plan for that year has been paid;

(D)

agree to a restriction on the payment of dividends from the Northern Foods Group, such that (subject to certain exceptions) any dividends paid from the Northern Foods Group will not be more than the level of consolidated operating cash flow generated by the Northern Foods Group;

(E)	notify the Pension Trustee of any material or significant transaction at least 30 days before that transaction until the deficit in the NFPS is £nil on a technical provisions basis;

(F)

not pledge the assets of the companies of the Northern Foods Group to any other creditor and not permit those companies to provide guarantees for Boparan Group Companies (save for certain lenders) without Pension Trustee consent;

(G)	seek Pension Trustee consent as to the disposal of any assets of the Northern Foods Group where the proceeds are greater than £20 million; and

(H)	provide the Pension Trustee with certain financial information so that the Pension Trustee would be able to monitor the financial performance of the Northern Foods Group.

(c)	Storteboom Acquisition

(i)

On 20 April 2010, 2 Sisters Property B.V., a wholly owned Dutch incorporated subsidiary of Boparan Holdings, acquired the entire issued share capital of Storteboom Group B.V., a Dutch incorporated private limited company, and each of its subsidiaries (the “Storteboom Acquisition”). The purchase price in respect of the Storteboom Acquisition was €67,500,000.

(ii)

On 8 July 2010, 2 Sisters Property B.V. also entered into a €78,453,780.15 syndicated facility agreement (the “Dutch Facility Agreement”) between 2 Sisters Property B.V., various subsidiaries of 2 Sisters Europe B.V. in the Storteboom Group as Original Borrowers and Original Guarantors (as defined in the Dutch Facility Agreement) and Rabobank International (as Mandated Lead Arranger, Facility Agent and Security Agent) (as defined in the Dutch Facility Agreement) in connection with its acquisition of Storteboom Group B.V.. Interest is payable at a rate per annum equal to the aggregate of between (i) 1.55% per annum and 2.50% per annum (depending upon the particular facility), (ii) EURIBOR and (iii) mandatory costs. The Dutch Facility Agreement contains representations, undertakings and events of default customary for facilities of this type.

(iii)

On 4 October 2010, 2 Sisters Property B.V. and 2 Sisters Holland B.V. (an indirect wholly owned subsidiary of Boparan Holdings) entered into an interest swap ISDA master agreement with Coöperatieve Raiffeissen Boerenleenbank pursuant to the Dutch Facility Agreement in order to hedge against the interest risk of the Dutch Facility Agreement.

(d)	Disposal of trade and assets to Fresh & Easy

(i)

On 18 June 2010, 2 Sisters Food Group, Inc. (an indirect wholly owned subsidiary of Boparan Holdings) entered into an asset purchase agreement relating to the transfer by it of certain assets and liabilities of its US business to Fresh & Easy Neighborhood Market, Inc. (“Fresh & Easy”). As part of the US assets divestment to Fresh & Easy, 2 Sisters Food Group, Inc. agreed to sell certain US land and property to Fresh & Easy Property Company LLC.

7.2	Northern Foods

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) to which Northern Foods or any member of the Northern Foods Group is a party which are or, or may be, material to the Northern Foods Group and which have been entered into in the two years immediately preceding the date of this document. In addition, a summary of the 2005 NPA and the SAP Agreement (both terms as defined below) is included within this paragraph 7.2.

(a)	Implementation Agreement

(i)

On 17 November 2010, Northern Foods and Greencore entered into an implementation agreement which provides, inter alia, for the implementation of the Greencore Merger and related matters in accordance with an agreed indicative timetable (the “Implementation Agreement”). It contains certain assurances and confirmations between the parties, including provisions to implement the Greencore Merger and to achieve satisfaction of the Conditions on a timely basis and undertakings regarding the conduct of the Northern Foods Group and the Greencore Group prior to the completion of the Greencore Merger.

(ii)

Northern Foods and Greencore have agreed that, following the approval of the Greencore Merger and certain matters relating to its implementation by Northern Foods Shareholders and Greencore Shareholders, they will waive all conditions then outstanding other than the conditions set out in sub paragraphs 1.1(d) to (f) inclusive and 1.2(a) to (e) inclusive of Schedule 6 to the shareholder circular posted to Northern Foods Shareholders on 17 December 2010 in respect of the Greencore Merger. However, neither Greencore nor Northern Foods shall be under any such obligation to the extent that the Panel has, prior to that time, consented to the invoking of a condition so as to allow the withdrawal or lapse of the Greencore Merger.

(iii)	The Implementation Agreement terminates in certain circumstances, including:

(A)

upon service of a written notice by Greencore on Northern Foods if the Northern Foods Directors at any time withdraw, qualify or adversely modify their recommendation, without the prior consent of Greencore;

(B)

upon service of a written notice by Northern Foods on Greencore if the board of directors of Greencore at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Northern Foods;

(C)	if an Alternative Transaction (as defined in the Implementation Agreement) becomes or is declared wholly unconditional, becomes effective or is otherwise completed;

(D)	if a condition is invoked so as to cause the Greencore Merger not to proceed, to lapse or be withdrawn in accordance with Rule 13 of the City Code; or

(E)	if the Greencore Merger has not become effective by 30 September 2011.

(iv)	The Implementation Agreement includes a mutual break fee of £1,834,600, which would be payable:

(A)	by Greencore if:

(I)

the Board of Greencore at any time withdraws, qualifies or adversely modifies its recommendation of the Greencore Merger without the prior consent of Northern Foods and the Greencore Merger fails to complete; or

(II)

an Alternative Transaction (as defined in the Implementation Agreement) in relation to Greencore is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed;

(B)	by Northern Foods if:

(I)

the Northern Foods Board at any time withdraws, qualifies or adversely modifies its recommendation of the Greencore Merger without the prior consent of Greencore and the Greencore Merger fails to complete; or

(II)

an Alternative Transaction (as defined in the Implementation Agreement) in relation to Northern Foods is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed.

(v)	Both Northern Foods and Greencore have agreed that they will not (and will procure that certain other related persons will not) directly or indirectly:

(A)	solicit or initiate any enquiries, proposals or approaches from any person in respect of any Alternative Transaction (as defined in the Implementation Agreement); or

(B)

enter into or continue or participate in any communications, discussions, negotiations, correspondence or arrangement relating to any Alternative Transaction (as defined in the Implementation Agreement) or which are reasonably likely to lead to an Alternative Transaction, save where necessary to ensure compliance with fiduciary duties owed by their directors in response to an unsolicited approach relating to an Alternative Transaction; or

(C)

provide any information to any third party in connection with an Alternative Transaction (as defined in the Implementation Agreement) which has not already been provided to the other party (unless the other party agrees otherwise) and if Northern Foods or Greencore receives a request for information in connection with any Alternative Transaction, they shall notify the other party, providing details of the information request. Both Northern Foods and Greencore shall notify the other party if it receives any approach from a third party regarding any Alternative Transaction. It shall also inform the other party of the material terms of that approach (being the consideration, the form of the consideration, timetable, conditionality and the identity of the interested parties involved) and shall keep the other party informed as to the progress of that Alternative Transaction.

(vi)

Greencore and Northern Foods intend that fees, costs and expenses incurred in relation to certain matters and advice obtained for the joint benefit of the companies in the context of the Greencore Merger will, subject to any appropriate consents, be shared between them equally.

(b)	Amendment to the Implementation Agreement

(i)

Pursuant to the terms of a side letter agreement entered into between Northern Foods and Greencore on 30 January 2011, Northern Foods and Greencore agreed to vary the following terms of the Implementation Agreement:

(A)

Northern Foods agreed to propose a motion to adjourn the court convened and general meetings of Northern Foods Shareholders scheduled to take place on 31 January 2011 and Greencore agreed to such adjournment until further notice provided that if the Northern Foods Directors reinstate their recommendation of the Greencore Merger, Northern Foods will promptly reconvene such court convened and general meetings of Northern Foods Shareholders if requested to do so by Greencore;

(B)

Northern Foods agreed to the adjournment until further notice of the general meeting of Greencore Shareholders scheduled to take place on 31 January 2011 provided that if the Northern Foods Directors reinstate their recommendation of the Greencore Merger, Greencore will promptly reconvene such general meeting of Northern Foods Shareholders if requested to do so by Northern Foods;

(C)

Northern Foods agreed that the adjournment referred to in sub-paragraph (B) above shall not prejudice Greencore’s entitlement to an inducement fee pursuant to the terms of the Implementation Agreement; and

(D)

the parties agreed that clauses 9.2.3 and 9.4.2 of the Implementation Agreement shall be amended with effect from midnight at the end of 31 January 2011 so that, whilst BH Acquisitions is an offeror for Northern Foods, Northern Foods may provide information relating to Northern Foods to BH Acquisitions or any of its advisers where the Northern Foods Directors determine, acting in accordance with their fiduciary duties and having sought, obtained, considered and had regard to external legal and independent financial advice that it is appropriate to do so.

(c)	£250,000,000 Credit Facility

(i)

A £250,000,000 credit facility was entered into between: (A) Northern Foods and certain of its subsidiaries as original borrowers; (B) Northern Foods and certain of its subsidiaries as guarantors (C) Barclays Capital, Coöperatieve Centrale Raiffeisen Boerenleenbank BA (trading as Rabobank International), the Royal Bank of Scotland PLC and WestLB AG as mandated lead arrangers; and (D) the banks listed thereunder as original lenders and Rabobank International as facility agent on 25 March 2009, in relation to a £250,000,000 multicurrency revolving facility to be used for general corporate purposes (including, but not limited to, permitted acquisitions) and for the refinancing of a previous £460,000,000 revolving credit facility dated 13 July 2005 (the “Northern Foods Credit Facility”). The final maturity date for the Northern Foods Credit Facility is 11 July 2012.

(ii)

Interest is payable at a rate per annum equal to the aggregate of: (A) LIBOR or EURIBOR (as applicable); (B) mandatory costs; and (C) the variable margin (set initially at 3.0 per cent. with a maximum threshold of 3.5 per cent. and a minimum threshold of 2.5 per cent.). An arrangement fee, facility agent fee and top up fee was payable in the amount agreed between the relevant parties. A commitment fee is payable at 50 per cent. of the applicable margin on the undrawn and uncalled amounts.

(iii)	The Northern Foods Credit Facility contains representations, undertakings and events of default customary for facilities of this type.

(d)	Note Purchase Agreement 2010

(i)

Pursuant to a note purchase agreement dated 19 May 2010, Northern Foods entered into a US private placement with the parties listed thereunder for the issue and sale of: (A) US$40,000,000 5.29 per cent. senior guaranteed notes, Series A, due on 19 May 2017; and (B) US$60,000,000 5.84 per cent. senior guaranteed notes, Series B, due on 19 May 2020 (together the “2010 Notes”) (the “2010 NPA”).

(ii)

Northern Foods may voluntarily prepay at par, upon notice to the note holders at any time, all or any part of the 2010 Notes (provided that any such prepayment in part is not less than 5 per cent. of the aggregate principal amount left outstanding). As well as paying accrued interest on the amount of the notes to be prepaid, Northern Foods must pay a make whole amount upon any such voluntary prepayment, compensating a note holder for no longer having its investment in that part of the notes prepaid.

(iii)

Under the 2010 NPA, (subject to an exception on certain terms permitting the insertion of a holding company above Northern Foods) the acquisition (whether directly or indirectly) by a person or group of persons acting in concert of beneficial ownership of more than 30 per cent. of the outstanding voting stock of Northern Foods triggers a change of control. Upon such a change of control Northern Foods must make an offer to each note holder to prepay all of the notes held by such holder (but without any make whole, penalty or premium). A note holder may accept or reject such offer.

(iv)

Under the 2010 NPA, Northern Foods or an affiliate may purchase notes pursuant to an offer made to holders of all notes on the same terms and conditions (except to the extent necessary to reflect the differences in interest rates and maturities of the notes of different series). The note holder may accept or reject such offer.

(v)

The 2010 NPA is guaranteed by certain subsidiaries of Northern Foods and Northern Foods may, at its discretion, add further subsidiaries as guarantors. Northern Foods is obliged to ensure that the combined gross assets of it and its subsidiary guarantors constitute at least 75 per cent. of the gross assets of the Northern Foods Group. In addition, Northern Foods is obliged to ensure that so long as any subsidiary is a guarantor or obligor under or with respect to the primary bank facility and/or the 2005 NPA (described below), such guarantor shall at all times be a guarantor under the 2010 NPA.

(vi)	The 2010 NPA contains customary affirmative covenants, negative covenants, representations and events of default.

(vii)	The 2010 NPA is governed by the law of the State of New York.

(e)	Note Purchase Agreement 2005

(i)

Pursuant to a note purchase agreement dated 20 December 2005, Northern Foods entered into a US private placement with the parties listed thereunder for the issue and sale of: (A) US$35,000,000 5.63 per cent. Senior Guaranteed Notes, Series A, due 20 December 2012; (B) US$82,500,000 5.77 per cent. Senior Guaranteed Notes, Series B, due 20 December 2015; (C) US$37,500,000 5.87 per cent. Senior Guaranteed Notes, Series C, due 20 December 2017; (D) £28,500,000 5.47 per cent. Senior Guaranteed Notes, Series D, due 20 December 2012; and (v) £25,750,000 5.47 per cent. Senior Guaranteed Notes, Series E, due 20 December 2015 (together the “2005 Notes”) (the “2005 NPA”).

(ii)

Northern Foods may voluntarily prepay at par, upon notice to the note holders at any time, all or any part of the 2005 Notes (provided that any such prepayment in part is not less than 5 per cent. of the aggregate principal amount left outstanding). As well as paying accrued interest on the amount of the notes to be prepaid, Northern Foods must pay a make whole amount upon any such voluntary prepayment, compensating a note holder for no longer having its investment in that part of the notes prepaid.

(iii)

Under the 2005 NPA (subject to an exception on certain terms permitting the insertion of a holding company above Northern Foods), the acquisition (whether directly or indirectly) by a person or group of persons acting in concert of beneficial ownership of more than 30 per cent. of the outstanding voting stock of Northern Foods triggers a change of control. Upon such a change of control Northern Foods must make an offer to each note holder to prepay all of the notes held by such holder (but without any make whole, penalty or premium). A note holder may accept or reject such offer.

(iv)

The 2005 NPA is guaranteed by certain subsidiaries of Northern Foods and Northern Foods is obliged to require that any subsidiary which becomes a principal subsidiary (being a subsidiary which has gross assets of 10 per cent. or more of the gross assets of the Northern Foods Group) also becomes a guarantor under the 2005 NPA unless certain exceptions contained in the 2005 NPA apply. Northern Foods is obliged to ensure that the combined group assets of it and its subsidiary guarantors constitute at least 75 per cent. of the gross assets of the Northern Foods Group.

(v)	The 2005 NPA contains customary affirmative covenants, negative covenants, representations and events of default. The 2005 NPA is governed by the law of the State of New York.

(f)	SAP software licence and maintenance agreement

(i)

On 25 June 2004, Northern Foods entered into a contract with SAP (UK) Limited (“SAP”) pursuant to which SAP granted Northern Foods a non-exclusive and perpetual licence to use certain software and documentation and SAP agreed to provide a maintenance service in respect of such software licences (the “SAP Agreement”).

(ii)

Northern Foods is not permitted to assign or transfer its rights under the SAP Agreement in whole or in part without consent from SAP Northern Foods is only permitted to sub-license its rights and obligations to: (A) a group company (being a company in which Northern Foods owns or controls a majority of the voting rights at that company’s general meetings); (B) outsource providers (being any third party approved with the prior consent of SAP in accordance with the SAP Agreement); and (C) supply chain third parties (being a third party that requires access to the software in connection with the operation of Northern Foods and/or its group companies).

(iii)

Northern Foods may immediately terminate the SAP Agreement by giving notice to SAP. Either party may terminate the SAP Agreement upon the other party being wound up or ceasing or threatening to carry on business.

8	Bases of calculations and sources of information

8.1	For the purposes of the financial comparisons contained in this document, no account has been taken of any liability to taxation or the treatment of fractions under the Offer.

8.2

As at the close of business on 7 February 2011 (being the latest practicable date prior to the publication of this document) Northern Foods had in issue 468,662,510 Northern Foods Shares (excluding 45,461,961 shares in treasury). The International Securities Identification Number (ISIN) for Northern Foods Shares is GB0006466089.

8.3

The value attributed to the existing issued share capital of Northern Foods is based upon the 468,662,510 Northern Foods Shares in issue on 7 February 2011 (being the latest practicable date prior to the publication of this document) (which excludes the 45,461,961 Northern Foods Shares held as treasury shares on such date).

8.4

Unless otherwise stated, the financial information on Northern Foods is extracted or derived from the Northern Foods Group’s consolidated financial statements for the 53 week period ended 3 April 2010.

8.5	Unless otherwise stated, the financial information concerning Boparan Holdings has been extracted from the audited annual report and accounts of Boparan Holdings for the relevant period.

8.6	All information relating to BH Acquisitions or Boparan Holdings has been provided by persons duly authorised by the BH Acquisitions Board or the board of Boparan Holdings (as appropriate).

8.7

All financial information relating to the Boparan Group has been quoted (where applicable) on the basis of current United Kingdom General Accepted Accounting Principles, Dutch General Counsel Accounting Principles and international accounting standards within the meaning of the IAS Regulation adopted from time to time by the European Commission in accordance with such regulation as at the date of this document.

8.8	Northern Foods Share prices have been derived from the Official List and represent the closing middle market prices on the relevant date.

8.9	References to a percentage of Northern Foods Shares are based on the number of Northern Foods Shares in issue as set out in paragraph 8.2 above.

9	General

9.1

Except as disclosed in this document, no agreement, arrangement or understanding (including any compensation or incentivisation arrangement) exists between BH Acquisitions or any party acting in concert with BH Acquisitions for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of Northern Foods having any connection with or dependence on, or which is conditional on the outcome of, the Offer.

9.2

Except as disclosed in this document, there is no agreement, arrangement or understanding by which the beneficial ownership of any of the shares which are the subject of the Offer acquired by BH Acquisitions will be transferred to any other person, but BH Acquisitions reserves the right to transfer any such shares to any other member of the Boparan Group or any joint venture, partnership, firm or company in which it or BH Acquisitions has a substantial interest and the right to assign any such shares by way of security or grant any other security interest over such shares.

9.3	UBS has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

9.4	Rothschild has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

9.5	Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

9.6

Except as disclosed in this document and in respect of the insertion of a new holding company for Boparan Holdings and the transfers into the Boparan Group of (i) the Northern Foods Shares held by Saerimner Limited, (ii) Five Star Fish Limited (a fish processing business) and (iii) Amber Foods Limited (a poultry related business), all being assets or companies held by Ranjit Boparan and his wife or their related trust companies (all such transfers to take effect upon completion of the Offer), the directors of Boparan Holdings are not aware of any material change in the financial or trading position of Boparan Holdings since 1 August 2009 (being the date to which the last audited accounts of Boparan Holdings were prepared).

9.7

Except as disclosed in the Interim Results, the Northern Foods Directors are not aware of any material change in the financial or trading position of the Northern Foods Group since 3 April 2010 (being the date to which the latest published audited accounts of Northern Foods Group were prepared).

10	Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of SJ Berwin LLP, 10 Queen Street Place, London, EC4R 1BE until the end of the Offer Period or, if later, the end of any competition reference period. They are also available on Northern Foods’ website at www.northernfoods.com and BH Acquisitions’ website at www.2sfg.com:

(a)	the articles of association of BH Acquisitions;

(b)	the articles of association of Northern Foods;

(c)

the annual report and accounts of the Northern Foods Group for the 53 week period ended 3 April 2010 and the 52 week periods ended 28 March 2009 and 29 March 2008, and the unaudited interim condensed financial statements for the 26 week periods ended 2 October 2010 and 26 September 2009;

(d)	the audited consolidated accounts of Boparan Holdings for the three financial years ended 2007, 2008 and 2009;

(e)	the material contracts described in paragraph 7 of this Appendix IV and which were entered into in connection with the Offer;

(f)	the letters of consent referred to in paragraphs 9.3, 9.4 and 9.5 above;

(g)	the Offer Document and the Form of Acceptance; and

(h)	the full list of dealings in relevant securities of Northern Foods that have been aggregated in paragraph 4(c)(i) of this Appendix IV.

For the avoidance of doubt, save for the financial information referred to at paragraph 10(c) and (d) above which is incorporated by reference into this document, the content of Northern Foods’ and BH Acquisitions’ websites are not incorporated into and do not form part of this document.

9 February 2011

APPENDIX V

Definitions

The following apply throughout this document unless the context otherwise requires:

Acceptance Condition	the condition as to acceptances set out in paragraph 1.1(a) of Part A of Appendix I to this document

Announcement	the press release announcing BH Acquisitions’ firm intention to make the Offer for Northern Foods dated 21 January 2011

Annual Report	the annual report and audited accounts of the Northern Foods Group for the 53 weeks ended 3 April 2010

BH Acquisitions

BH Acquisitions Limited, a private limited, company and a wholly owned subsidiary of Boparan Holdings, incorporated in England and Wales with registered number 07495745 for the sole purpose of implementing the Offer

BH Acquisitions Directors	the individuals whose names are set out in paragraph 2(a) of Appendix IV to this document

BH Acquisitions Group	BH Acquisitions and its subsidiaries and subsidiary undertakings

Board

the board of directors of Northern Foods or the board of directors of BH Acquisitions (as the case may be) and the terms “Northern Foods Board” and “BH Acquisitions Board” shall be construed accordingly

Boparan Directors	the individuals whose names are set out in paragraph 2(b) of Appendix IV to this document

Boparan Holdings	Boparan Holdings Limited, a private limited company, incorporated in England and Wales with registered number 03558065 and the immediate parent company of BH Acquisitions

Boparan Group	Boparan Holdings and each of its subsidiary undertakings

Business Day	a day (other than a Saturday or a Sunday) when banks generally are open for the transaction of normal banking business in London

Capita Registrars	a trading name of Capita Registrars Limited, a private limited company, incorporated in England and Wales with registered number 2605568

certificated or certificated form	in relation to a share or other security, title to which is recorded in the relevant register of the share or other security as being held in certificated form

City Code	the City Code on Takeovers and Mergers

Companies Act	the Companies Act 2006 (as amended)

Conditions	the conditions to the Offer which are set out in Appendix I to this document

CREST	the relevant systems (as defined in the Regulations) operated by Euroclear

CREST Manual	the CREST manual published by Euroclear

CREST member	a person who has been admitted by Euroclear as a system-member (as defined in the Regulations)

CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)

CREST sponsor	a person who is, in relation to CREST, a sponsoring system-participant (as defined in the Regulations)

CREST sponsored member	a CREST member admitted to CREST as a sponsored member under the sponsorship of a CREST sponsor

Electronic Acceptance	the inputting and settling of a TTE Instruction which constitutes or is deemed to constitute an acceptance of the Offer on the terms set out in this document

ESA instruction	as Escrow Account Adjustment Input (AESN), transaction type (“ESA”) (as described in the CREST Manual issued by Euroclear, as amended from time to time)

Escrow Agent	Capita Registrars in its capacity as escrow agent (as defined in the CREST Manual)

EURIBOR	the Euro Interbank Offered Rate, being the daily reference rate based on the average interest rates at which banks offer to lend unsecured funds to other banks in the euro wholesale money market

Euroclear	Euroclear UK & Ireland Limited

Fairly Disclosed	fairly disclosed in the Annual Report and Interim Results, or as publicly announced by or on behalf of Northern Foods through:

(a)	a Regulatory Information Service before the date of this document; or

(b)	the publication of such information on the main website maintained by Northern Foods before the date of this document,

or as fairly disclosed by Northern Foods or any of its professional advisers, including but not limited to any of its legal advisers and any of its financial advisers, to a member of the BH Acquisitions Group or any of its professional advisers, including but not limited to any of its legal advisers and any of its financial advisers, before the date of this document

Form of Acceptance	the form of acceptance and authority relating to the Offer accompanying this document

FSA	Financial Services Authority

Goldman Sachs	Goldman Sachs International, a private unlimited company, incorporated in England and Wales with registered number 2263951, joint financial adviser to BH Acquisitions and Boparan Holdings

Greencore	Greencore Group plc, a public limited company incorporated in the Republic of Ireland with registered number 170116

Greencore Merger

the proposed merger between Greencore and Northern Foods announced by Northern Foods and Greencore on 17 November 2010 to be effected under the European cross-border merger regime and carried out as a “merger by absorption” for the purposes of the relevant UK Cross-Border Mergers Regulations and a “merger by acquisition” for the purposes of the relevant Irish Cross-Border Mergers Regulations, including any alternative structure agreed between Greencore and Northern Foods from time to time

Greencore Shareholders	the holders of ordinary shares in the capital of Greencore from time to time

hard copy form	a document, an announcement or any information will be sent in hard copy form if it is sent in a paper copy or similar form capable of being read

Interim Results	the interim results of Northern Foods for the 26 weeks ended on 2 October 2010 which were announced on 9 November 2010

Irish Competition Act	the Irish Competition Act 2002 (as amended)

LIBOR	the London Interbank Offered Rate, being the daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market

London Gazette	the London Gazette published by The Stationery Office on behalf of Her Majesty’s Stationery Office

London Stock Exchange	the London Stock Exchange plc

Northern Foods	Northern Foods plc, a public limited company incorporated in England and Wales with registered number 00471864

Northern Foods Directors	the individuals whose names are set out in paragraph 2(c) of Appendix IV to this document

Northern Foods Group	Northern Foods and its subsidiary undertakings

Northern Foods Share Schemes

any of (a) the Northern Foods Savings Related Share Option Scheme 2007 (the “Savings Related Share Option Scheme”); (b) the Irish Savings Related Share Option Scheme 2007; (c) the Northern Foods Long Term Incentive Plan 1997 (the “LTIP”); (d) the Northern Foods Share Option Plan 2004 (the “Share Option Plan”); and (e) the Northern Foods Performance Share Plan 2007 (the “PSP”)

Northern Foods Shareholders	holders of Northern Foods Shares

Northern Foods Shares

the existing unconditionally allotted or issued and fully paid ordinary shares of 25 pence cash in the capital of Northern Foods and any further ordinary shares of 25 pence each in the capital of Northern Foods which are unconditionally allotted or issued and fully paid before the Offer closes (or such earlier date as BH Acquisitions may, subject to the City Code, decide) but excluding any shares held as treasury shares on such date as BH Acquisitions may determine before the Offer closes

Offer

the offer made by BH Acquisitions to acquire the entire issued and to be issued share capital of Northern Foods (not already owned by BH Acquisitions or any of its associates) but excluding any treasury shares on the terms and subject to the conditions set out in this document and the Form of Acceptance and including where the context requires, any subsequent revision, variation, extension or renewal of such offer

Offer Document	this document and any other document containing the Offer

Offer Period	the period referred to in paragraph (F) of Part B of Appendix I to this document

Offer Price	73 pence for each Northern Foods Share

Official List	the Official List of the UK Listing Authority

Overseas Shareholders	Northern Foods Shareholders (or nominees of, or custodians or trustees for Northern Foods Shareholders) not resident in, citizens or nationals of, the United Kingdom

Panel	the Panel on Takeovers and Mergers

participant ID	the identification code or membership number used in CREST to identify a CREST member or other CREST participant

Pension Trustee	Northern Foods Trustees Limited, a private limited company, incorporated in England and Wales with registered number 01175862

Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 95/3775)

Regulatory Information Service	any information services authorised from time to time by the FSA for the purpose of disseminating regulatory announcements

Relevant Wider Group	the Wider Northern Foods Group or the Wider BH Acquisitions Group, as the context requires

Restricted Jurisdiction

each of Canada, Australia or Japan and any other jurisdiction where the extension or acceptance of the Offer or where sending or making available information concerning the Offer to Northern Foods Shareholders in such jurisdiction would violate the laws or regulations of that jurisdiction or may result in a risk of civil, regulatory or criminal penalties if information concerning the Offer is sent or made available to a Northern Foods Shareholder of that jurisdiction

Rothschild	N.M. Rothschild & Sons Limited, a private limited company incorporated in England and Wales with registered number 00925279, joint financial adviser to BH Acquisitions and Boparan Holdings

SEC	the United States Securities and Exchange Commission

subsidiary or subsidiary undertaking	shall be construed in accordance with the Companies Act

TFE instruction	a transfer from escrow instruction (as defined by the CREST Manual)

treasury shares	the Northern Foods Shares held by Northern Foods as treasury shares

TTE Instruction	a transfer to escrow instruction (as defined by the CREST Manual)

UBS	UBS Limited, a private limited company incorporated in England and Wales with registered number 02035362 and the financial adviser and broker to Northern Foods

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

uncertificated or uncertificated form

in relation to a share or other security, a share or other security title to which is recorded in the relevant register of the share or security as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST

United States or US	the United States of America, its possessions and territories, all areas subject to its jurisdiction or any subdivision thereof, any State of the United States and District of Columbia

US Exchange Act	the United States Securities Exchange Act of 1934, as amended

Wider BH Acquisitions Group

BH Acquisitions, Boparan Holdings and Boparan Holdings’ subsidiaries and subsidiary undertakings, any holding company of BH Acquisitions or its subsidiaries or subsidiary undertakings, any undertaking of any such holding company and any associated undertakings (including any joint venture, partnership, firm or company in which any member of the BH Acquisitions Group is interested or any undertaking) in which any of such companies or undertakings (aggregating their interests) has a significant interest or any undertaking which has a significant interest in any of such companies

Wider Northern Foods Group

Northern Foods and its subsidiaries, subsidiary undertakings and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Northern Foods Group is interested or any undertaking) in which Northern Foods and such undertakings (aggregating their interests) have a significant interest

£ or pounds sterling or pence	the lawful currency of the United Kingdom

Terms defined in the CREST Manual shall, unless the context otherwise requires, bear the same meanings where used herein.

THIS FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

This form of acceptance (“Form”) should be read in conjunction with the offer document dated 9 February 2011 (the “Offer Document”). The terms and conditions of the Offer Document, as defined and contained in the Offer Document, are deemed to be incorporated in and form part of this Form. The definitions contained in the Offer Document also apply to this Form.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED all of your Northern Foods Shares, please pass the accompanying Offer Document and reply-paid envelope, but not this personalised Form to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. These documents should not, however, be mailed or otherwise sent in or into any Restricted Jurisdiction.

The Offer will not be made, in or into, and will not be capable of acceptance in or from any Restricted Jurisdiction. In addition, it is not currently intended that the Offer will be made, directly or indirectly in or into any Restricted Jurisdiction, or by use of the mails, or by any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce, or any facility of a securities exchange of any Restricted Jurisdiction and it is not currently intended that the Offer will be capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction. Accordingly, copies of this Form and the Offer Document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this document (including custodians, nominees and trustees) must not distribute or send them in, into or from any Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements of the laws of the relevant jurisdiction. Further details relating to Overseas Shareholders are contained in paragraph 6 of Part B of Appendix I of the Offer Document.

Form of Acceptance

RECOMMENDED CASH OFFER

by

BH Acquisitions Limited

for

Northern Foods plc

Action to be taken

•

To accept the Offer, complete this Form on page 3 by following the instructions and notes for guidance set out on pages 2 and 4. Please sign page 3 of this Form in the presence of a witness who must also sign page 3 of this Form and state his or her name, address and occupation. If you hold Northern Foods Shares jointly with others, you must arrange for all your co-holders to sign this Form.

•

Return this Form, duly completed and signed, accompanied by your share certificate(s) and/or other document(s) of title, by post or (during normal business hours only) by hand to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but, in any event, so as to be received no later than 1.00 p.m. (London time) on 2 March 2011. A first class reply-paid envelope for use only in the United Kingdom is enclosed for documents to be lodged by post.

•	Completing and returning a Form in relation to Northern Foods Shares in uncertificated form will NOT constitute a valid acceptance of the Offer and will be disregarded.

•

If your Northern Foods Shares are held in uncertificated form (that is, in CREST) you should NOT complete this Form. You may only accept the Offer in respect of such shares by TTE Instruction in accordance with the procedure set out in paragraph 13(b) of the letter from the BH Acquisitions Board contained in the Offer Document. You should ensure that the TTE Instruction settles no later than 1.00 p.m. (London time) on 2 March 2011. If you are a CREST sponsored member you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the necessary TTE Instruction to Euroclear in relation to your Northern Foods Shares.

•	If you hold Northern Foods Shares in both certificated and uncertificated form, you should only complete this Form in respect of your Northern Foods Shares held in certificated form.

•

If your Northern Foods Shares are held in certificated form and your share certificate(s) and/or other document(s) of title are with your bank, stockbroker or other agent, you should complete and sign this Form and arrange for it to be lodged by such agent with the relevant document(s).

•	Please read Parts A, B and C of Appendix I to the Offer Document, the terms of which are incorporated in and form part of this Form.

•

A Form which is received contained in an envelope postmarked in any Restricted Jurisdiction or otherwise appearing to BH Acquisitions or its agents to have been sent from any Restricted Jurisdiction will not constitute a valid acceptance of this Offer.

If you have any questions as to how to complete this Form, please telephone Capita Registrars (telephone: 0871 664 0321 (from within the United Kingdom) or +44 (0)20 8639 3399 (from outside the United Kingdom)). Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus any service provider’s network extras. Calls to the +44 (0)20 8639 3399 number from outside the United Kingdom are charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and monitored for security and training purposes. Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday. Capita Registrars cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice.

HOW TO COMPLETE THIS FORM

Please follow the instructions below when completing page 3.

Your acceptance should be received no later than 1.00 p.m. (London time) on 2 March 2011.

To accept the Offer

To accept the Offer, insert in Box 1 the total number of certificated Northern Foods Shares in respect of which you wish to accept the Offer (being all or some of your certificated Northern Foods Shares ).

You must also sign Box 2 (which will constitute your acceptance of the Offer) and, if appropriate, complete Box 3, Box 4 and/or Box 5. If no number or a number greater than your entire holding of certificated Northern Foods Shares is inserted in Box 1 and you have signed Box 2, you will be deemed to have accepted the Offer in respect of your entire holding of Northern Foods Shares in certificated form (being your entire holding in certificated form under the name and address specified in Box 1 or inserted in Box 3).

COMPLETE HERE è

Signatures

You must sign Box 2 and, in the case of a joint holding, arrange for all other joint holders to do likewise.

Each holder must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the joint registered holders. The same witness may witness each signature of the joint holders. If the acceptance is not made by the registered holder(s), insert the name(s) and capacity (e.g. executor) of the person(s) making the acceptance. A company may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations or, if applicable, in accordance with section 44 of the Companies Act . This Form shall take effect as a deed executed by you and by your joint holder(s), if any.

HOLDERS AND WITNESS(ES) COMPLETE AND SIGN HERE è

Name(s) and address

Only complete Box 3 in BLOCK CAPITALS with the full name and address of the sole or first-named registered holder together with the full names of all other joint holders if the name and address printed in Box 1 is incorrect or no details are present. Please also provide a daytime telephone number where you may be contacted in the event of a query on the Form you have completed. Unless you complete Box 5, the address of the sole or first-named registered holder shown in Box 1 (or inserted in Box 3) will be the address to which the consideration will be sent. If that address is in a Restricted Jurisdiction, you must provide in Box 5 an alternative address outside any Restricted Jurisdiction to which such consideration will be sent.

COMPLETE HERE è

Overseas Shareholders
If (but only if) you are unable to give the representations and warranties required by paragraph (d) of Part C of Appendix I of the Offer Document, YOU MUST PUT	“NO” IN BOX 4 and you should read paragraph 6 of Part B of Appendix I to the Offer Document. If you do not put “NO” in Box 4, you will be deemed to have given such representations and warranties.	COMPLETE HERE è

Alternative address(es)

Insert in Box 5 your own name and address (but not an address in any Restricted Jurisdiction) or the name and address of the person or agent (for example, your bank, stockbroker or other agent, but not an address in any Restricted Jurisdiction) to whom you wish the consideration or returned documents to be sent if not the same as that shown in Box 1 or inserted in Box 3. Box 5 must be completed by holders with registered addresses in any Restricted Jurisdiction, who have completed Box 3 with an address in a Restricted Jurisdiction.

COMPLETE HERE è

PLEASE ENSURE THAT YOU ENCLOSE YOUR SHARE CERTIFICATE(S) WITH THIS FORM.

PLEASE COMPLETE IN BLOCK CAPITALS AS EXPLAINED ON PAGES 2 AND 4 OF THIS FORM

TO ACCEPT THE OFFER
Complete Box 1 (and, if appropriate, Box 3, Box 4 and/or Box 5) and sign Box 2 below in the presence of a witness who must sign and give details of his name, address and occupation where indicated

BOX 1
No. of certificated Northern Foods Shares in respect of which you are accepting the Offer

SIGN HERE TO ACCEPT THE OFFER	BOX 2

	Signed and delivered as a deed by:	Witnessed by
1		1 Name	Address
		Signature	Occupation
2		2 Name	Address
		Signature	Occupation
3		3 Name	Address
		Signature	Occupation
4		4 Name	Address
		Signature	Occupation

Note: The signature of each registered holder should be witnessed.

ONLY COMPLETE BOX 3 WITH YOUR FULL NAME(S) AND ADDRESS IF THE DETAILS INSERTED IN BOX 1 ARE NOT CORRECT
BOX 3

First registered holder	Second registered holder	Third registered holder	Fourth registered holder
1 Forename(s)	2 Forename(s)	3 Forename(s)	4 Forename(s)

(Mr/Mrs/Miss)	(Mr/Mrs/Miss)	(Mr/Mrs/Miss)	(Mr/Mrs/Miss)

Surname	Surname	Surname	Surname
Address
Postcode

To be completed in BLOCK CAPITALS	Daytime telephone number in the event of a query

Put “No” in Box 4 if you are unable to give the representations and warranties relating to Overseas Shareholders in paragraph (f) of Part C of Appendix I of the Offer Document	BOX 4

Address outside a Restricted Jurisdiction to which consideration and/or returned document(s) is/are to be sent if not the same as that in Box 1 or inserted in Box 3	BOX 5
Name
Address

Postcode

ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM

In order to be effective, this Form must, except as mentioned below, be signed personally (or under a power of attorney which should be lodged with this Form) as a deed by the registered holder or, in the case of a joint holding, by ALL the joint registered holders. In each case, all signatures by individual shareholders or their attorneys must be independently witnessed and each witness must complete his or her details and sign his or her name in the place provided in Box 2 of this Form next to the signature of the relevant Northern Foods Shareholder (or his or her attorney, as the case may be). A company may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations or, if applicable, in accordance with section 44 of the Companies Act or, in the case of a company incorporated outside the United Kingdom, the company may execute this Form by any person duly authorised who may sign in accordance with the laws of the territory in which the relevant company is incorporated, and in all cases stating the office which he or she holds in the company and inserting the name of the company above the signatures.

In order to avoid inconvenience and delay, the following points may assist you:

1	If a holder is away from home (e.g. abroad or on holiday):

Send this Form and the Offer Document by the quickest means (e.g. air mail but not in or into any Restricted Jurisdiction) to the holder for execution or, if he has executed a power of attorney, have this Form signed by the attorney in the presence of a witness. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 by, for example, a solicitor) must be lodged with this Form for noting. No other signatures are acceptable.

2	If you have sold or transferred all, or wish to sell part, of your holding of Northern Foods Shares:

If you have sold or transferred all of your holding of Northern Foods Shares, you should at once send the accompanying Offer Document and reply-paid envelope to the purchaser or transferee or to the stockbroker, bank or other agent through whom you made the sale or transfer for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any Restricted Jurisdiction. If your Northern Foods Shares are in certificated form and you wish to sell part of your holding of Northern Foods Shares and also wish to accept the Offer in respect of the balance but are unable to obtain the balance certificate in time to be sent with this Form so as to be received by not later than 1.00 p.m. on 2 March 2011, you should ensure that the stockbroker or other agent through whom you make the sale obtains the appropriate endorsement or indication, signed on behalf of Capita Registrars in respect of the balance of your holding of Northern Foods Shares.

3	If the sole holder has died:

If grant of probate or letters of administration has/have been registered with Capita Registrars this Form must be signed by the personal representative(s) or executor(s) of the deceased holder, each in the presence of a witness, and returned to Capita Registrars at the address given on page 1 of this Form with the related share certificate(s) and/or other document(s) of title.

If grant of probate or letters of administration has/have not been registered with Capita Registrars, the personal representative(s) or executor(s) or prospective personal representative(s) or executor(s) should sign this Form, each in the presence of a witness, and forward it to Capita Registrars at the address given on page 1, together with the share certificate(s) and/or other document(s) of title. However, a sealed office copy of the grant of probate or letters of administration must be so registered before the consideration due under the Offer can be forwarded to the personal representative(s).

4	If one of the joint holders had died:

This Form is valid if signed by the surviving holder(s) in the presence of a witness and lodged with the share certificate(s) and/or other document(s) of title and death certificate, grant of probate or letters of administration of the deceased holder.

5	If your Northern Foods Shares are in certificated form and the certificate(s) are held by your stockbroker, bank or other agent:

If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete this Form and, if the certificate(s) is/are readily available, arrange for it/them to be lodged by such agent with Capita Registrars at the address given on page 1 of this Form, accompanied by the share certificate(s) and/or other document(s) of title.

If the certificate(s) is/are not readily available, lodge this Form with Capita Registrars at the address given on page 1 duly completed together with a note saying e.g. “certificates to follow”, and arrange for the certificate(s) to be forwarded as soon as possible thereafter. (It will be helpful for your agent to be informed of the full terms of the Offer.)

6	If your Northern Foods Shares are in certificated form and any share certificate has been lost:

Complete and lodge this Form, together with a letter of explanation and any available certificate(s), with Capita Registrars at the address given on page 1. You should then write to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA requesting a letter of indemnity which you should complete in accordance with the instructions given on it. When completed, the letter of indemnity must be lodged with Capita Registrars at the address given on page 1 of this Form.

7	If your Northern Foods Shares are held in CREST:

YOU SHOULD NOT COMPLETE THIS FORM. You should take the action set out in paragraph 13(b) of the letter from the BH Acquisitions Board contained in the Offer Document to transfer your Northern Foods Shares to an escrow balance. If you are a CREST sponsored member, you should refer to your CREST sponsor, as only your CREST sponsor will be able to send the necessary TTE Instruction to Euroclear.

8	If your full name or other particulars differ from those appearing on your share certificate:

(a)	Incorrect name, e.g.:

Name on certificate                                                         James Smith

Correct name                                                                 James Smythe

Complete this Form with the correct name and lodge it with Capita Registrars, at the address given on page 1 of this Form, accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has signed this Form are one and the same.

(b)	Incorrect address:

Write the correct address in Box 3 of this Form.

(c)	Change of name:

Lodge your marriage or civil partnership certificate or the deed poll with this Form for noting.

9	If you are not resident in the United Kingdom:

The attention of Northern Foods Shareholders not resident in the United Kingdom is drawn to paragraph 6 of Part B of Appendix I to the Offer Document.

10	Payment of Consideration:

Without prejudice to Parts A and B of Appendix I to the Offer Document, BH Acquisitions reserves the right to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Offer will be made until the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BH Acquisitions have been received.

Printed at RR Donnelley 147392

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by BH Acquisitions Limited with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jon Stanley Silk
(Signature)

Jon Stanley Silk	DIRECTOR

(Name and Title)

8/2/11
(Date)

4